   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 12, 1997

                                                     REGISTRATION NO. 333-37085

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                         PRE-EFFECTIVE AMENDMENT NO. 2
                                      TO
                                   FORM S-3

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                              GLEASON CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                                16-1224655
 (STATE OR OTHER JURISDICTION OF                  (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)                 IDENTIFICATION NO.)

                            1000 UNIVERSITY AVENUE
                        ROCHESTER, NEW YORK 14692-2970
                                (716) 473-1000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               JOHN J. PERROTTI
              VICE PRESIDENT--FINANCE AND CHIEF FINANCIAL OFFICER
                              GLEASON CORPORATION
                            1000 UNIVERSITY AVENUE
                        ROCHESTER, NEW YORK 14692-2970
                                (716) 473-1000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                ---------------

                                  Copies to:

        JUSTIN P. DOYLE, ESQ.                        JAY BERNSTEIN, ESQ.
 NIXON, HARGRAVE, DEVANS & DOYLE LLP                   ROGERS & WELLS
            CLINTON SQUARE                             200 PARK AVENUE
    ROCHESTER, NEW YORK 14603-1051                NEW YORK, NEW YORK 10166
            (716) 263-1000                             (212) 878-8000

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALES TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

                                ---------------

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                     CALCULATION OF REGISTRATION FEE
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
                                                          PROPOSED
                                             PROPOSED      MAXIMUM
 TITLE OF EACH CLASS OF                      MAXIMUM      AGGREGATE
    SECURITIES TO BE     NUMBER OF SHARES OFFERING PRICE  OFFERING      AMOUNT OF
       REGISTERED        TO BE REGISTERED  PER SHARE(1)   PRICE(1)   REGISTRATION FEE
-------------------------------------------------------------------------------------
Common Stock, par value
 $1.00 per share.......    1,800,000(2)     $27.40625    $49,331,250    $14,948(3)

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                ---------------

(1) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) under the Securities Act of 1933. Based on the average of the high and low prices reported for the registrant's common stock on September 30, 1997.

(2) Includes 1,300,000 shares which were registered under Registration Statement No. 333-37083.

(3) This amount has been previously paid and includes $10,796 which was paid in connection with the filing of Registration Statement No. 333-37083.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY THE SECURITIES DESCRIBED HEREIN, NOR + +SHALL THERE BE ANY SALE OF SUCH SECURITIES IN ANY JURISDICTION IN WHICH SUCH +
+OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR        +
+QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED NOVEMBER 12, 1997

PROSPECTUS

                                                                         Gleason
                                1,600,000 SHARES

                              GLEASON CORPORATION

                                  COMMON STOCK

  Of the 1,600,000 shares (the "Shares") of common stock, par value $1.00 (the "Common Stock"), of Gleason Corporation offered hereby (the "Offering"), 400,000 Shares are being sold by Gleason Corporation (the "Company") and 1,200,000 Shares are being sold by certain stockholders (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of Shares by the Selling Stockholders. See "Principal and Selling Stockholders."

  The Company's Common Stock is traded on the New York Stock Exchange under the symbol "GLE." On November 10, 1997, the last reported sale price of the Common Stock was $28.125 per share. Except as indicated to the contrary, all information in this Prospectus has been restated to reflect the Company's two-for-one stock split in the form of a stock distribution paid on September 26, 1997 (the "Stock Split").

                                  -----------

  SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS FOR INFORMATION THAT PROSPECTIVE INVESTORS SHOULD CONSIDER IN CONNECTION WITH THEIR INVESTMENT DECISION.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                    PROCEEDS TO
                                  PRICE TO UNDERWRITING PROCEEDS TO   SELLING
                                   PUBLIC  DISCOUNT(1)  COMPANY(2)  STOCKHOLDERS
--------------------------------------------------------------------------------
Per Share.......................    $          $            $           $
--------------------------------------------------------------------------------
Total(3)........................   $          $            $           $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the Offering estimated at $467,500 which will be shared proportionately by the Company and each of the Selling Stockholders based on the number of Shares sold by each.

(3) The Company and one of the Selling Stockholders have granted the Underwriters a 30-day option to purchase up to 124,484 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount,
    Proceeds to Company and Proceeds to Selling Stockholders will be $   ,
    $   , $    and $   , respectively. See "Underwriting."

                                  -----------

  The Shares are offered by the several Underwriters, when, as and if delivered to and accepted by them, and subject to various prior conditions, including the right to reject orders in whole or in part. It is expected that delivery of share certificates will be made against payment therefor at the offices of
Furman Selz LLC in New York, New York on or about       , 1997.

FURMAN SELZ
           MCDONALD & COMPANY
            SECURITIES, INC.
                                                    ABN AMRO CHICAGO CORPORATION

                  The date of this Prospectus is       , 1997.

                         INSIDE FRONT COVER - ARTWORK


[Timeline identifying developments at the Company between 1990 and 1997 which incorporates Company photographs and artwork.]





 CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS OR EFFECTING SYNDICATE COVERING TRANSACTIONS. THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the consolidated financial statements, including the notes thereto (the "Consolidated Financial Statements"), appearing elsewhere in this Prospectus. Unless otherwise indicated, all share, per share and financial information set forth herein assumes no exercise of the Underwriters' over-allotment option and is restated to reflect the Stock Split. As used herein, unless the context otherwise requires, the "Company" and "Gleason" refer to Gleason Corporation and its subsidiaries, including The Gleason Works, Gleason-Hurth Maschinen und Werkzeuge GmbH ("Gleason-Hurth"), Gleason-Pfauter Maschinenfabrik GmbH ("Gleason-Pfauter"), American Pfauter, L.P. and Pfauter-Maag Cutting Tools L.P. ("Pfauter-Maag"). Except as otherwise indicated, the information presented in this Prospectus for periods ending prior to July 31, 1997 is based on the Company's actual financial results without giving effect to the July 1997 acquisition of The Hermann Pfauter Group ("Pfauter"), including Hermann Pfauter GmbH & Co, American Pfauter, L.P. and Pfauter-Maag. PHOENIX(R) and G-TECH(R) are registered trademarks of the Company and POWER-CUTTING(TM) is a trademark of the Company.

                                  THE COMPANY

  General. Founded in 1865, Gleason Corporation is a global leader in the development and manufacture of technologically advanced gear production machinery and associated tooling products. The gear production market is comprised of two segments, the bevel gear market and the cylindrical gear market. Bevel gears transmit power at a right angle, such as from the drive shaft of a vehicle to its drive-axle. Cylindrical gears transmit power in parallel axes of rotation and have a wider variety of applications, including as components in the transmissions of vehicles. Based on its knowledge of the markets it serves, the Company believes it is the leader in the bevel gear machinery market and that it has a leading position in the cylindrical gear equipment market. The Company's extensive product line includes machinery for the production, finishing and testing of gears. In addition, the Company offers a global support system providing tooling, replacement parts, field service, application development services, gear design and inspection software, training programs, engineering support and machine rebuild and upgrade services. The Company is also a leader in the theory of gear design and in the application, testing and analysis of prototype and production gears.

  Approximately two-thirds of the Company's aggregate net sales during the five years from 1992 through 1996 were to customers outside the United States. Approximately 76% of the Company's net sales for the year ended December 31, 1996 were to customers in the automotive and truck industries. Other segments served include aerospace, agriculture, construction, industrial machinery, marine, power tool and jobbers who sell to a variety of industries. For the year ended December 31, 1996, the Company's top ten customers (which included subsidiaries of Ford Motor Company, Daimler-Benz AG, Chrysler Corporation, General Motors Corp. and Dana Corp.) accounted for 44% of the Company's net sales.

  Focus on Core Business. Since 1990, Gleason Corporation has enhanced shareholder value by strategically focusing on its core business of gear technology. As part of this strategy, the Company divested its non-core businesses, invested in new manufacturing technologies, reengineered and streamlined its business processes and significantly expanded its product offerings through internal product development and its acquisition of Hurth Maschinen und Werkzeuge GmbH ("Hurth") in July 1995 and Pfauter in July 1997.

  The implementation of the Company's strategies has resulted in significantly improved financial results. For the year ended December 31, 1996, the Company reported record net sales of $248.1 million representing a 26% increase from the year ended December 31, 1995, its operating income (which, as used herein, means earnings before interest and taxes) increased 45% to $31.3 million and its net income increased 48% to $19.7 million (adjusted to exclude a one-time tax benefit in 1995). For the nine-month period ended September 30, 1997, the Company's net sales increased to $212.4 million, compared to $178.1 million in the corresponding 1996 period.

Excluding sales of Pfauter, which was acquired on July 31, 1997, sales increased approximately 7% in the 1997 nine-month period over the corresponding 1996 period. Foreign exchange translation effects negatively impacted sales by approximately $5.0 million for the 1997 nine-month period due to the weaker German deutsche mark compared to the U.S. dollar. Operating income during the first nine months of 1997 rose 17% over the comparable period in 1996 to $24.9 million, and net income increased 20% to $15.8 million.

  Acquisitions. On July 1, 1995, the Company acquired, for $10.6 million, certain assets of Hurth, a leader in the design and production of cylindrical gear machinery and tooling based in Munich, Germany. The Company acquired, from receivership, Hurth's patents, trademarks, rights to technology, and machinery and equipment. The acquisition of Hurth enabled the Company to expand its presence in the cylindrical gear equipment market by providing complementary machine models and entry into the cylindrical gear cutting tools segment. Primarily as a result of the Hurth acquisition, the Company's cylindrical gear equipment sales increased from $27.6 million in 1994 to $104.2 million in 1996.

  On July 31, 1997, the Company completed its acquisition of Pfauter, a worldwide leader in cylindrical gear production equipment based in Ludwigsburg, Germany, which included Pfauter-Maag, a leading cutting tool manufacturer based in Rockford, Illinois. The acquisition of Pfauter positions the Company to be a worldwide leader in gear production equipment and related technology by combining Pfauter's extensive line of cylindrical gear production machinery with the Company's leading position in bevel gear production equipment. Pfauter-Maag substantially increases the Company's sales of higher-margin cylindrical gear cutting tools and related services. In addition, the Pfauter acquisition expands the Company's customer base to include a broad range of non-automotive customers. The Pfauter acquisition was completed for total consideration of $91.8 million, including $34.8 million in cash and the assumption of $57.0 million in bank debt. Management plans to invest approximately $9.0 million over the next two years to rationalize Pfauter's operations and estimates that this investment will enable the Company to achieve subsequent annual cost savings of a similar magnitude.

  Growth Strategies. The Company's business and growth strategies are aimed at enhancing value for its stockholders. The Company intends to maximize value for its stockholders by continuing to focus on the following growth strategies:

  . Capitalize on machine replacement opportunities. Aggressively pursue sales of the Company's technologically advanced products, such as its PHOENIX line, to replace the aging installed base of gear production equipment;

  . Increase sales of consumable cutting tools, accessories, tool management and aftermarket services. Utilize the Company's installed base of equipment, global marketing network and regional manufacturing capabilities to increase sales of these products and services, including the recently-acquired line of Pfauter-Maag cutting tools;

  . Leverage new product and process technology. Use the Company's leadership position in gear and manufacturing technology to enhance both new and existing product lines and to capitalize on opportunities beyond its traditional markets;

  . Increase sales to customers in emerging markets. Continue expansion efforts in emerging markets which are expected to present significant opportunities for sales growth; and

  . Pursue growth from acquisitions. Complete the integration of the Company's acquisitions to fully realize the synergies created by these businesses and selectively pursue future acquisitions.

  Operations. The Company has manufacturing facilities in Rochester, New York and Rockford, Illinois; Plymouth, England; Munich and Ludwigsburg, Germany; Bologna and Porretta Terme, Italy; Bangalore, India; and Biel, Switzerland. The Company has sales and service offices throughout the United States and Europe and in the Asia-Pacific region. The Company has approximately 2,600 employees worldwide. Gleason's principal executive offices are located at 1000 University Avenue, Rochester, New York 14692 and its telephone number at that address is
(716) 473-1000.

                                  THE OFFERING

Common Stock Offered by the Company....  400,000 Shares(1)
Common Stock Offered by the Selling
 Stockholders..........................  1,200,000 Shares(1)
Common Stock to be Outstanding after
 the Offering..........................  10,364,897 shares(1)(2)
Use of Proceeds........................  The net proceeds from the sale of
                                         Common Stock by the Company will be
                                         used to repay indebtedness. See "Use of
                                         Proceeds."
New York Stock Exchange Symbol.........  GLE

--------

(1) If the Underwriters' over-allotment option is exercised in full, the total number of shares to be offered by the Company and the Selling Stockholders and the total number of shares of Common Stock to be outstanding after the Offering will be 460,000, 1,264,484 and 10,424,897, respectively.

(2) Based on the number of shares of Common Stock outstanding as of November 10, 1997. Does not include 685,650 shares of Common Stock which may be issued pursuant to outstanding options under the Company's 1981 and 1992 Stock Plans or 59,099 hypothetical shares credited to directors' accounts under the Company's Plan for Deferral of Directors' Fees.

       SUMMARY CONSOLIDATED AND PRO FORMA CONSOLIDATED FINANCIAL DATA(1)

             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                          PRO FORMA(2)       NINE MONTHS
                           NINE MONTHS          ENDED           PRO FORMA(2)
                              ENDED         SEPTEMBER 30,        YEAR ENDED      YEAR ENDED DECEMBER 31,
                          SEPTEMBER 30, ----------------------  DECEMBER 31, ----------------------------------
                              1997         1997        1996         1996        1996        1995        1994
                          ------------- ----------  ----------  ------------ ----------  ----------  ----------
STATEMENTS OF OPERATIONS
 DATA:
Net sales...............   $  298,044   $  212,432  $  178,134   $  426,306  $  248,089  $  197,046  $  128,462
Costs and expenses
 Cost of products sold..      211,962      146,783     120,581      301,332     167,958     137,461      94,935
 Selling, general and
  administrative
  expenses..............       53,234       35,781      31,546       76,379      42,614      33,789      24,539
 Research and
  development expenses..        7,746        5,628       5,618       11,254       7,243       5,617       4,729
 Interest expense--net..        3,253          282         660        6,113         513         527          11
 Other (income)--net....       (1,555)        (679)       (851)      (1,563)       (982)     (1,328)       (909)
                           ----------   ----------  ----------   ----------  ----------  ----------  ----------
                              274,640      187,795     157,554      393,515     217,346     176,066     123,305
                           ----------   ----------  ----------   ----------  ----------  ----------  ----------
Income from continuing
 operations before
 income taxes...........       23,404       24,637      20,580       32,791      30,743      20,980       5,157
Provision (benefit) for
 income taxes(3)........        8,291        8,871       7,477       11,738      11,083      (9,402)        825
                           ----------   ----------  ----------   ----------  ----------  ----------  ----------
Income from continuing
 operations(3)..........       15,113       15,766      13,103       21,053      19,660      30,382       4,332
Gain on disposal of
 discontinued
 operations.............          --           --          --           --          --          445       2,956
                           ----------   ----------  ----------   ----------  ----------  ----------  ----------
Net income..............   $   15,113   $   15,766  $   13,103   $   21,053  $   19,660  $   30,827  $    7,288
                           ==========   ==========  ==========   ==========  ==========  ==========  ==========
Primary earnings per
 common share:
 Income from continuing
  operations(3).........   $     1.46   $     1.53  $     1.22   $     1.97  $     1.84  $     2.87  $      .42
 Gain on disposal of
  discontinued
  operations............          --           --          --           --          --          .04         .29
                           ----------   ----------  ----------   ----------  ----------  ----------  ----------
 Net income.............   $     1.46   $     1.53  $    1 .22   $     1.97  $     1.84  $     2.91  $      .71
                           ==========   ==========  ==========   ==========  ==========  ==========  ==========
Fully diluted earnings
 per common share:
 Income from continuing
  operations(3).........   $     1.45   $     1.52  $     1.22   $     1.97  $     1.84  $     2.85  $      .42
 Gain on disposal of
  discontinued
  operations............          --           --          --           --          --          .04         .29
                           ----------   ----------  ----------   ----------  ----------  ----------  ----------
 Net income.............   $     1.45   $    1 .52  $     1.22   $     1.97  $     1.84  $     2.89  $      .71
                           ==========   ==========  ==========   ==========  ==========  ==========  ==========
Weighted average number
 of common shares
 outstanding:
 Primary................   10,326,069   10,326,069  10,731,260   10,681,644  10,681,644  10,600,234  10,325,754
 Fully diluted..........   10,394,860   10,394,860  10,746,766   10,681,644  10,681,644  10,679,742  10,325,754
Cash dividends declared
 per common share.......   $    .1875   $    .1875  $    .1875   $      .25  $      .25  $      .25  $      .20

                                           See footnotes on following page.

                              SEPTEMBER 30, 1997           DECEMBER 31,
                            ----------------------- --------------------------
                            AS ADJUSTED(4)  ACTUAL    1996     1995     1994
                            -------------- -------- -------- -------- --------
BALANCE SHEET DATA:
Cash and equivalents.......    $ 12,109    $ 12,109 $  7,199 $  9,926 $  3,173
Net working capital........      72,602      72,602   53,834   60,409   28,596
Total assets...............     353,567     353,567  190,674  197,198  122,016
Total debt, including
 current portion...........      66,540      77,142    4,841   26,810    3,283
Total stockholders'
 equity....................     105,936      95,334   84,864   73,291   42,199

                          PRO FORMA(2)     NINE MONTHS
                           NINE MONTHS        ENDED         PRO FORMA(2)
                              ENDED       SEPTEMBER 30,      YEAR ENDED   YEAR ENDED DECEMBER 31,
                          SEPTEMBER 30, ------------------  DECEMBER 31, ----------------------------
                              1997        1997      1996        1996       1996      1995      1994
                          ------------- --------  --------  ------------ --------  --------  --------
OTHER FINANCIAL DATA:
Orders..................    $300,800    $209,600  $184,600    $407,400   $246,352  $226,107  $156,962
Gross margin(5)(6)......        28.9%       30.9%     32.3%       29.3%      32.3%     30.2%     26.1%
Selling, general and
 administrative expenses
 (as a % of sales)......        17.9%       16.8%     17.7%       17.9%      17.2%     17.1%     19.1%
Operating margin(6)(7)..         8.9%       11.7%     11.9%        9.1%      12.6%     10.9%      4.0%
Earnings before interest
 and income taxes(8)....    $ 26,657    $ 24,919  $ 21,240    $ 38,904   $ 31,256  $ 21,507  $  5,168
Capital expenditures....    $ 11,144    $  8,196  $  5,123    $ 19,955   $ 10,281  $  8,309  $  3,527
Depreciation and
 amortization...........    $ 14,500    $  9,527  $  8,296    $ 20,170   $ 10,707  $  9,992  $  9,293

--------

(1) All share and per share data have been restated to reflect the Stock Split.

(2) The pro forma data reflect the combined operations of the Company and Pfauter as if the acquisition, which was completed on July 31, 1997, had been completed as of the beginning of the periods presented. See Note 20 of "Notes to Consolidated Financial Statements" and the "Pro Forma Consolidated Financial Statements of Gleason Corporation and Hermann Pfauter GmbH & Co."
(3) For the year ended December 31, 1995, income from continuing operations included positive adjustments to record deferred tax assets not previously recognized. Income from continuing operations for 1995 using normalized tax rates would have been approximately $12.9 million, or $1.22 per share. See
    Note 10 of "Notes to Consolidated Financial Statements."

(4) Adjusted to give effect to the sale of 400,000 Shares offered by the Company (at an assumed offering price of $28.125 per share) and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds."

(5) Gross margin is calculated by dividing the difference of net sales minus the cost of products sold by net sales.

(6) The gross margin and operating margin data for 1994, 1995 and 1996 reflect the improved operating performance of the Company resulting from the implementation of its strategic initiatives. The pro forma gross margin and operating margin data for the nine months ended September 30, 1997 and the year ended December 31, 1996 give effect to the acquisition of Pfauter, which has historically had lower gross margins and operating margins than those of the Company. The Company intends to invest approximately $9.0 million over the next two years to rationalize Pfauter's operations and estimates that this investment will enable to the Company to achieve subsequent annual cost savings of a similar magnitude.

(7) Operating margin is calculated by dividing earnings before interest and income taxes ("EBIT") by net sales. Management believes that operating margin is a meaningful indicator of the effectiveness of the Company's operations because it provides a relative measure of profitability generated directly by operations (excluding financing costs and income taxes).

(8) EBIT and earnings before interest, income taxes and depreciation and amortization ("EBITDA") are presented in this Prospectus because they are commonly used by industry analysts to measure a company's operating performance and historical ability to service debt. EBIT and EBITDA are not indicative of cash (used) provided by operating activities, should not be used as a measure of operating income and cash flows from operations as determined under generally accepted accounting principles, and should not be considered in isolation or as an alternative to, or more meaningful than, measures of performance determined in accordance with generally accepted accounting principles. EBIT and EBITDA, as computed by the Company, may not be comparable to similarly titled information provided by other companies or analysts.

                                 RISK FACTORS

  Prospective investors should carefully consider the risk factors described below, as well as the other information contained in this Prospectus, before deciding whether to invest in the Common Stock offered hereby. Certain information included or incorporated herein contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which represent the Company's expectations or beliefs, including, but not limited to, statements concerning industry performance, the Company's operations, performance, financial condition, growth and acquisition objectives, margins and growth in sales of the Company's products. For this purpose, any statements contained in this Prospectus that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond the Company's control, and actual results may differ materially depending on a variety of important factors, including those described below.

CYCLICALITY OF MARKETS

  The primary markets for the Company's products include the automotive, truck, aerospace, agriculture, construction, industrial machinery, marine and power tool industries. The Company's sales to these industries have historically been subject to cyclical variation extending over a number of years, based on general economic conditions. The demand for, price of and margins for the Company's products may be adversely impacted by decreases in its customers' capital spending during periods of economic contraction.

DEPENDENCE ON AUTOMOTIVE AND TRUCK INDUSTRIES

  Customers in the automotive and truck industries accounted for approximately 76% of the Company's net sales for the year ended December 31, 1996. For the year ended December 31, 1996, the Company's top ten customers, all of which were affiliated with the automotive or truck industries, accounted for approximately 44% of the Company's net sales. In particular, sales to Ford Motor Company and its subsidiaries represented approximately 14.5% of the Company's net sales for the year ended December 31, 1996. A decline in automotive or truck sales and production could result in a decline in the Company's results of operations or a deterioration in the Company's financial position. The loss of, or reduced demand for products from, one or more of the Company's significant customers could have a material adverse effect on the Company's business, financial condition or results of operations.

IMPACT AND RISKS OF ACQUISITIONS

  Generally, acquisitions involve significant potential risks, including but not limited to those associated with: (i) the ability to identify and consummate potential acquisitions; (ii) the diversion of management's attention to the assimilation of the businesses to be acquired; (iii) the risk that the acquired business will fail to maintain the operating performance it achieved historically; (iv) the need to implement financial and other systems and add management resources; (v) the risk that key employees of the acquired business will leave after the acquisition; (vi) potential liabilities of the acquired business; (vii) adverse short-term effects on the Company's operating results; (viii) lack of success in assimilating or integrating the operations of acquired businesses with those of the Company; (ix) the incurrence of additional debt; (x) the amortization of goodwill and other intangible assets for acquisitions that are accounted for using the purchase method of accounting; and (xi) unforeseen difficulties in the acquired operations.

  On July 31, 1997, the Company acquired Pfauter. On a combined pro forma basis, Pfauter would have accounted for 42% of the Company's net sales for the year ended December 31, 1996. There can be no assurance when or the extent to which the Company will be able to successfully integrate the operations of Pfauter or that the Company will be able to do so with any future acquisitions.

RISKS OF INTERNATIONAL OPERATIONS AND FOREIGN EXCHANGE FLUCTUATIONS

  The Company has substantial operations and sales outside of the United States. Approximately two-thirds of the Company's aggregate net sales during the five years from 1992 through 1996 were to customers in overseas markets. Foreign operations are subject to special risks that can materially affect the sales, profits, cash flows and financial position of the Company, including taxes on distributions or deemed distributions from subsidiaries, currency exchange rate fluctuations, inflation, maintenance of minimum capital requirements, import and export controls, exchange controls, social (labor) programs and/or changes in the regulatory or political environment. Exchange rates may affect the Company's pricing in local currencies, possibly impairing its ability to effectively compete with other companies in such markets. Since the Company's financial statements are denominated in U.S. dollars, changes in exchange rates between the U.S. dollar and other currencies have had and will have an impact on the reported results of the Company. The Company generally enters into foreign currency forward contracts to hedge transactions involving foreign currencies primarily for firm commitments to buy or sell goods; however, there can be no assurances regarding the effectiveness or adequacy of such transactions to protect the Company from changes in exchange rates between the U.S. dollar and other currencies.

COMPETITION

  The markets in which the Company participates are competitive. Many of the programs for which the Company competes require bids or proposals from multiple vendors. The Company's competitors include manufacturers of gear production equipment, principally in Europe and Japan, some of which have greater financial resources than the Company. In addition, the Company may face competition from new entrants into these markets and increased competition from existing competitors that may develop products which are superior to those offered by the Company. While the Company believes its product lines compete effectively in their markets, there can be no assurance that they will continue to do so. Competition is also encountered from alternative manufacturing processes for the production of gears, such as forging, forming and molding of plastic or powder metal.

TECHNOLOGICAL CHANGE

  Industrial manufacturing, in general, and the gear production machinery sector, in particular, are subject to technological change, evolving industry specifications and regulatory requirements, changing customer requirements and improvements in and expansion of product offerings. The Company's ability to meet changes in technology, industry specifications, customer requirements and competitive product offerings, as well as to introduce new and enhanced products on a timely basis which are accepted in the market, are significant factors in the Company's competitive position and its prospects for growth. Although the Company believes that it has the technological capabilities to remain competitive, there can be no assurance that developments by competitors will not render the Company's products or technologies noncompetitive or obsolete. Failure by the Company to anticipate or respond rapidly to technological advances, new products and enhancements by competitors, or changes in customer requirements could have a material adverse effect on the Company. In addition, technological developments may increase the productivity or performance of gear production equipment or diminish the need for gears in certain applications, in either case potentially reducing the level of demand for the Company's products.

POTENTIAL EFFECT OF ANTI-TAKEOVER PROVISIONS

  The Company's Certificate of Incorporation, Bylaws and Shareholder Rights Plan contain certain provisions that could hamper the acquisition of the Company by means of a tender offer, a proxy contest or otherwise. These provisions include staggered terms for members of the Company's Board of Directors, advance notice procedures for stockholders to designate nominees for election as directors of the Company and for stockholders to submit proposals for consideration at stockholders' meetings and a voting requirement that 85% of the stockholders entitled to vote must approve certain mergers or acquisition transactions. In addition, Delaware corporate law contains certain provisions that restrict certain business combinations. All of the foregoing may have the effect of deterring certain potential acquisitions of the Company or making more difficult a change in control of the Company or the removal of incumbent management or the Board of Directors of the Company, which may thereby inhibit a change in control of the Company under circumstances that could give the stockholders the opportunity to realize a premium over the then-prevailing market prices. See "Certain Anti-Takeover Provisions."

POSSIBLE VOLATILITY OF STOCK PRICE

  The market price of the Company's Common Stock has increased substantially over the past year. See "Price Range of Common Stock." The market price of the Common Stock could continue to fluctuate substantially due to a variety of factors, including illiquidity due to limited trading volume, quarterly fluctuations in results of operations, the impact of acquisitions, adverse circumstances affecting the introduction or market acceptance of new products and services offered by the Company or its customers, changes in the general economic climate, changes in earnings estimates by analysts, changes in accounting principles, sales of Common Stock by existing stockholders, loss of key personnel and other events. The market price for the Common Stock may also be affected by the Company's ability to meet analysts' expectations, and any failure to meet such expectations, even if minor, could have a material adverse effect on the market price of the Common Stock. In addition, market conditions in the industrial manufacturing and automotive industries, or forecasts related thereto, may have an impact on the market price of the Common Stock. The stock market historically has experienced volatility which has affected the market price of securities of many companies and which has sometimes been unrelated to their operating performance.

FLUCTUATIONS IN QUARTERLY RESULTS

  In general, the Company recognizes net sales when products have been shipped or services have been provided. The Company's quarterly results can be subject to significant fluctuation based on the timing of its shipments. Shipments are dependent upon customer delivery requirements and the Company's ability to satisfy order specifications on a timely basis. In addition, orders for certain of the Company's products can be large, and a relatively limited number of orders can constitute a meaningful percentage of the Company's net sales in any quarterly period.

DEPENDENCE ON SUPPLIERS

  Certain of the components used in the Company's products are purchased from third parties and are available from a limited number of sources. The loss of any one supplier or an inability of suppliers to provide the Company with the required quantity or quality of these components could have an interruptive effect on the Company's business until such time as an alternative source of supply is found.

DEPENDENCE ON INTELLECTUAL PROPERTY RIGHTS

  The Company's ability to compete effectively will depend, in part, on its ability to protect its intellectual property, including its patents, trademarks, copyrights and trade secrets, and on its ability to obtain future patents. In addition to patents, the Company relies on a combination of trademark registrations, copyrights and confidentiality agreements to protect its proprietary rights in intellectual property. The Company's ability to compete effectively also depends on its ability to avoid infringing on the proprietary rights of others. Because pending U.S. patent applications are confidential for a period of time after they are filed, it is impossible to anticipate all potential patent infringement issues for products under development. There can be no assurance that the steps taken by the Company to protect its intellectual property will be adequate to prevent misappropriation or that others will not independently develop technologies or products that compete with or are superior to the products of the Company. Likewise, there can be no assurance that the Company will not inadvertently infringe on the intellectual property rights of others.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 400,000 Shares offered by the Company, after deducting underwriting discounts, commissions and estimated offering expenses and assuming a public offering price of $28.125 per share, are estimated to be approximately $10.6 million (approximately $12.2 million if the Underwriters' over-allotment option is exercised in full). The Company will use its net proceeds from the Offering to repay a portion of the outstanding indebtedness under its revolving credit and term loan facility which was incurred in connection with the Pfauter acquisition. After such payment, the Company will have approximately $70 million of available credit under the revolving credit and term loan facility which it may use for working capital and general corporate purposes. See "Management's Discussion and Analysis of Results of Operations and Financial Condition-- Liquidity and Capital Resources." The facility matures on July 1, 2002 and bears interest at a floating rate which, on a weighted average basis, was 4.71% per year as of September 30, 1997. The Company will not receive any of the proceeds from the sale of Shares by the Selling Stockholders.

                                CAPITALIZATION

  The following table sets forth as of September 30, 1997 (i) the actual capitalization of the Company and (ii) the capitalization as adjusted to give effect to the sale of 400,000 Shares offered hereby at an assumed offering price of $28.125 per share and the application of the net proceeds therefrom as described under "Use of Proceeds." In addition, the following table is restated to reflect the Stock Split. This table should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the "Consolidated Financial Statements."

                                                       SEPTEMBER 30, 1997
                                                     --------------------------
                                                      ACTUAL      AS ADJUSTED
                                                     -----------  -------------
                                                     (DOLLARS IN THOUSANDS)
Debt:
Short-term debt:
  Short-term borrowing.............................. $     7,337   $     7,337
  Current portion of long-term debt.................       1,513         1,513
                                                     -----------   -----------
    Total short-term debt...........................       8,850         8,850
Long-term debt, less current portion:
  Revolving credit and term loan facility...........      67,348        56,746
  Other.............................................         944           944
                                                     -----------   -----------
    Total long-term debt............................      68,292        57,690
                                                     -----------   -----------
    Total debt......................................      77,142        66,540
Stockholders' equity:
Preferred Stock, par value $1.00 per share; 500,000
 shares authorized; none issued
Common Stock, par value $1.00 per share; 20,000,000
 shares authorized; 11,594,140 shares issued and
 9,964,912 shares outstanding and 10,364,912 shares
 outstanding, as adjusted(1)........................      11,594        11,594
  Additional paid-in capital........................       5,438        12,509
  Retained earnings.................................     100,091       100,091
  Cumulative foreign currency translation
   adjustment.......................................      (4,555)       (4,555)
  Minimum pension liability adjustment..............        (461)         (461)
                                                     -----------   -----------
                                                         112,107       119,178
  Less treasury stock of 1,629,228 shares (1,229,228
   as adjusted), at cost(2).........................      16,773        13,242
                                                     -----------   -----------
    Total stockholders' equity......................      95,334       105,936
                                                     -----------   -----------
    Total capitalization............................ $   172,476   $   172,476
                                                     ===========   ===========

--------

(1) Does not include 685,650 shares of Common Stock which may be issued pursuant to outstanding options under the Company's 1981 and 1992 Stock Plans or 58,889 hypothetical shares credited to directors' accounts under the Company's Plan for Deferral of Directors' Fees.

(2)Assumes that the 400,000 Shares offered by the Company are issued from treasury stock.

                          PRICE RANGE OF COMMON STOCK

  The Common Stock is traded on the New York Stock Exchange under the symbol "GLE." The following table sets forth for the periods indicated the high and low sale prices of the Common Stock as reported on the New York Stock Exchange Composite Tape and the dividends declared by the Company, as adjusted for the Stock Split.

                                                         HIGH   LOW   DIVIDEND
                                                        ------ ------ --------
FISCAL YEAR ENDED DECEMBER 31, 1995
First Quarter.......................................... $ 9.50 $ 7.31  $.0625
Second Quarter.........................................  12.75   8.88   .0625
Third Quarter..........................................  18.63  11.00   .0625
Fourth Quarter.........................................  17.94  13.69   .0625
FISCAL YEAR ENDED DECEMBER 31, 1996
First Quarter.......................................... $21.50 $13.63  $.0625
Second Quarter.........................................  21.38  18.00   .0625
Third Quarter..........................................  20.50  15.50   .0625
Fourth Quarter.........................................  19.88  14.13   .0625
FISCAL YEAR ENDING DECEMBER 31, 1997
First Quarter.......................................... $18.94 $16.13  $.0625
Second Quarter.........................................  23.25  15.56   .0625
Third Quarter..........................................  29.66  23.13   .0625
Fourth Quarter (through November 10, 1997).............  29.25  26.88   .0625(1)

--------

(1) On November 4, 1997, the Company's Board of Directors declared a dividend payable on November 28, 1997 to holders of record of the Common Stock on November 18, 1997.

  On November 10, 1997, the last reported sale price for the Common Stock on the New York Stock Exchange Composite Tape was $28.125 per share and the number of stockholders of record was approximately 3,000.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

  The information contained in this section should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing in this Prospectus or incorporated herein. All share and per share figures have been adjusted to reflect the Stock Split.

OVERVIEW

  Founded in 1865, Gleason Corporation is a global leader in the development and manufacture of technologically advanced gear production machinery and associated tooling products. Since 1990, the Company has enhanced shareholder value by strategically focusing on its core business of gear technology. As part of this strategy, the Company divested its non-core businesses, invested in new manufacturing technologies, reengineered and streamlined its business processes and significantly expanded its product offerings through internal product development and selective acquisitions. The Company acquired Hurth in July 1995 and Pfauter in July 1997. See "Business--Acquisitions" and "Risk Factors--Impact and Risks of Acquisitions." While the Company expects to continue to maintain its leadership position in bevel gear production machinery, the Company believes that cylindrical gear production machinery, particularly as a result of the acquisition of Pfauter, will represent an increasingly important component of the Company's orders, backlog and net sales.

  Sales are generally recognized when products are shipped or services have been provided. Sales are reported net of returns and allowances. Because certain of the Company's orders can be large and since shipments are dependent upon customer delivery requirements, a relatively limited number of orders can constitute a meaningful percentage of the Company's net sales in any quarter. See "Risk Factors--Fluctuations in Quarterly Results."

  The Company has historically had a high percentage of sales to the automotive and truck industries. Customers in the automotive and truck industries accounted for approximately 76% of the Company's net sales for the year ended December 31, 1996. The Company's major customers in 1996 included Ford Motor Company, Daimler-Benz AG, Chrysler Corporation, General Motors Corp. and Dana Corp. Giving pro forma effect to the acquisition of Pfauter, which has a more diversified customer base, the automotive and truck industries accounted for approximately 65% of net sales for the year ended December 31, 1996. See "Risk Factors--Dependence on Automotive and Truck Industries."

  Operating margins have varied from period to period, depending upon the Company's product mix. In general, cutting tool, accessory and aftermarket service revenues have generated higher gross margins than those of machine sales. Historically, bevel gear machine sales have produced higher gross margins than those of cylindrical gear machine sales. Selling, general and administrative expenses also vary as a percentage of sales. Sales to Japan, Korea and South America are generally conducted through independent dealers, to whom the Company pays commissions. In periods when these regions represented a higher percentage of net sales, selling, general and administrative expenses have been higher as a percentage of total net sales.

  Order and backlog levels have varied from quarter to quarter due to the receipt of large orders and the production times required to fill such orders. Orders in backlog are typically shipped within twelve months of receipt.

  The Company has substantial operations and sales outside the United States. For the years ended December 31, 1994, 1995 and 1996, the Company's net sales to customers outside the United States represented 53%, 65% and 73%, respectively, of total net sales. All asset and liability accounts of foreign operations are translated at the current exchange rate, income statement items are translated at average exchange rates and the resulting translation adjustments are made to a separate component of stockholder's equity, cumulative foreign currency translation adjustment. Gains and losses from foreign currency transactions are reported in operations and have historically had minimal impact.

RESULTS OF OPERATIONS

 NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1996

  Earnings. Net income for the nine months ended September 30, 1997 was $15.8 million, or $1.53 per share, compared to $13.1 million, or $1.22 per share, for the 1996 nine-month period. Operating income (EBIT) for the 1997 nine-month period was $24.9 million, an increase of 17% compared to the 1996 period. Operating results included two months of activity from the Pfauter operations, which the Company acquired on July 31, 1997. The Pfauter operating results and related effects of the acquisition slightly lowered the Company's net income for the period.

  Orders and Backlog. Orders for the 1997 nine-month period were $209.6 million compared to $184.6 million in 1996. Order levels for the nine-month period of 1997, excluding Pfauter, were 2% lower than the comparable 1996 period due to negative foreign exchange translation effects of approximately $8.0 million, primarily due to the stronger U.S. dollar versus the German deutsche mark.

  Order levels for machine products, excluding Pfauter, for the comparative nine-month periods were approximately equal. Excluding Pfauter, orders for cylindrical gear production machines increased 43% in the 1997 nine-month period versus the comparable period in 1996. Cylindrical gear production machine orders, excluding Pfauter, accounted for 56% of total machine orders in the 1997 nine-month period versus 39% in the comparable 1996 period. Incoming orders for the nine months of 1997 were higher primarily due to increased orders for PHOENIX gear hobbing machines and Gleason-Hurth gear honing machines. Order levels for bevel gear production machines were 30% lower in 1997 than for the comparative nine-month period in 1996, primarily due to lower order levels from U.S. customers. In the second quarter of 1996, the Company received large orders totaling $24 million from two U.S. vehicle and axle manufacturers. The Company expects that 1997 fourth quarter orders for bevel gear production machines will be higher than in any other quarter of the current year, although orders for bevel gear production machines are expected to be lower for the 1997 full year than the 1996 full year.

  Orders for tooling products, including gear cutting tools and workholding equipment, excluding Pfauter, were lower for the 1997 nine-month period versus the comparable period in 1996. Order levels for these products decreased principally due to foreign currency translation effects and lower order volumes for gear cutting tools from Europe and the Asia-Pacific region.

  Consolidated backlog was $194.9 million at September 30, 1997 compared to $122.8 million at December 31, 1996 and $131.0 million at September 30, 1996. The Pfauter operations accounted for $81.2 million of the September 30, 1997 backlog.

  Net Sales. Net sales were $212.4 million for the nine-month period ended September 30, 1997 versus $178.1 million in the comparable prior year period. Net sales for the nine-month period of 1997, when compared to the 1996 period, were negatively impacted by foreign currency translation effects of approximately $5.0 million, primarily due to the stronger U.S. dollar versus the German deutsche mark.

  Net sales of machine products, excluding Pfauter, increased 12% for the 1997 nine-month period compared to the 1996 nine-month period. Bevel gear production machine sales increased 35% for the 1997 nine-month period over the comparable 1996 period, primarily due to higher shipments of PHOENIX gear equipment to customers in the United States. Bevel gear production machine sales in the 1997 nine-month period included shipments associated with the large orders received in the second quarter of 1996. Cylindrical gear production machine sales, excluding Pfauter, were 8% lower for the 1997 nine-month period versus the comparable 1996 period. The decrease in sales of cylindrical gear production machines in the 1997 nine-month period was primarily due to lower shipments of Gleason-Hurth gear shaving machines and foreign currency translation effects, partially offset by higher shipments of PHOENIX gear hobbing machines and cylindrical gear grinding machines. Net sales in the 1996 nine-month period included a large program for Gleason-Hurth gear shaving machines associated with an order received in the 1995 third quarter.

  Net sales of tooling products, excluding Pfauter, for the 1997 nine-month period were approximately 5% lower than for the comparable 1996 period primarily due to the negative foreign currency translation effect on sales of Gleason-Hurth tooling and lower shipments of workholding equipment during the first half of 1997. Other products sales, including spare parts, service and software, excluding Pfauter, in the 1997 nine-month period were slightly higher than in the comparable 1996 period.

  Costs and Expenses. Cost of products sold as a percentage of sales was 69.1% for the 1997 nine-month period versus 67.7% for the comparable period in 1996. Margins can be significantly impacted by the mix of products sold. For example, machines generally tend to carry higher cost of sales percentages than tooling or other products. Margins were lower for the 1997 nine-month period because of the higher percentage of machine shipments in the overall sales mix, lower margins on tooling sales and the effect of Pfauter's lower margins. Tooling margins were lower due to a less favorable product mix and increased price discounting in certain markets.

  Selling, general and administrative expenses for the 1997 nine-month period were 16.8 percent of sales compared to 17.7 percent of sales for the comparable 1996 nine-month period. The lower spending as a percentage of sales for the 1997 nine-month period was primarily attributable to lower commissions paid to outside dealers, partially offset by higher selling expenses as a percentage of sales for the Pfauter operations. The reduction in commission expense was due to decreased sales to South Korea and Brazil, where the Company is represented by independent dealers.

  Research and development expenses for the comparative nine-month periods of 1997 and 1996 were relatively unchanged at $5.6 million. Development spending in 1997 included new product development for both bevel and cylindrical gear production equipment and manufacturing technology initiatives for the Company's tooling operations.

  Other income(net) totaled $0.7 million in the first nine months of 1997 compared to $0.9 million in the comparable 1996 nine-month period. Other income(net) for the 1997 nine-month period included $0.4 million of costs related to the relocation of the Company's sales office in Stuttgart, Germany to the Pfauter offices in Ludwigsburg, Germany. The 1997 nine-month period also included a $0.4 million gain on the sale of property associated with one of the Company's former Components Group businesses which had been leased to the purchaser since the sale of that business in 1992.

  Net interest expense totaled $0.3 million for the 1997 nine-month period versus $0.7 million in the comparable 1996 period. The decrease in interest expense for the 1997 nine-month period was due to lower average borrowings outstanding under the Company's revolving credit facilities and higher balances in cash and equivalents during the first half of 1997.

  Income Taxes. The Company's provision for income taxes as a percentage of income before taxes for the 1997 nine-month period was 36.0%, and 36.3% for the comparable 1996 period. These percentages for both the 1997 and 1996 nine-month periods approximated the U.S. statutory rate. The impact of the higher statutory rates on foreign earnings (primarily in Germany) was offset by the utilization of certain foreign tax credits and foreign operating loss carryforwards in 1997 and 1996.

 1996 COMPARED TO 1995

  Earnings. Operating income increased 45% in 1996 to $31.3 million, or 12.6% of sales, compared to $21.5 million, or 10.9% of sales, in 1995. This improvement in operating income was primarily attributable to benefits from higher operating volumes, improved margins and incremental earnings from Gleason-Hurth.

  Net income for 1996 was $19.7 million, or $1.84 per share, compared to $30.8 million, or $2.91 per share, in 1995. Net income for 1995 was increased by significant tax benefits related to the recognition of deferred tax assets associated with charges recorded in prior years. Management estimates that net income for 1995 using normalized tax rates would have been approximately $13.3 million, or $1.26 per share. Net income for 1995 also included a gain on the disposal of discontinued operations of $0.4 million, or $.04 per share.

  Orders and Backlog. Order levels in 1996 were $246.4 million, an increase of 9% from 1995. New orders, excluding the Company's Gleason-Hurth subsidiary which was acquired in mid-1995, increased 5% compared to 1995. Order volumes were higher, primarily due to a 25% increase in orders for bevel gear production machinery, partially offset by lower incoming orders for cylindrical gear production equipment and tooling products. Bevel gear machinery orders increased with the continued strong demand for rear-wheel and all-wheel drive vehicles, which use bevel gears, and the advantages for these vehicle producers of replacing their older installed base of bevel gear production equipment with the Company's newer PHOENIX line of products. Order levels for cylindrical gear machinery were lower than in 1995 primarily due to a reduction in orders from Europe. Orders in 1995 included multiple machine orders from European vehicle producers related to transmission production expansion programs. The order rate for cylindrical gear production machines increased during 1996, with orders in the second half of 1996 more than double those of the first half. Tooling orders, excluding orders from the Company's Gleason-Hurth subsidiary, were down 7% in 1996 due to lower orders for bevel gear cutting tools.

  Backlog was $122.8 million at December 31, 1996 compared to $124.5 million at December 31, 1995. Bevel gear production machinery accounted for about 60% of total machine backlog at December 31, 1996 compared to 42% at 1995 year-end.

  Net Sales. Net sales were $248.1 million in 1996, a 26% increase from 1995. Sales, excluding Gleason-Hurth, increased 8% compared to the prior year. This increase in sales was primarily a result of higher shipments of gear production machines.

  Machine product sales, excluding Gleason-Hurth machines, increased 15% compared to 1995. Higher shipments of bevel gear machinery more than offset lower shipments of cylindrical gear production machines. Bevel gear production machine sales were higher largely due to increased sales to the Asian market. The majority of this increase was attributable to capital spending programs associated with new or expanding capacity requirements for vehicle producers in that region. The reduction in cylindrical gear production machine sales, excluding Gleason-Hurth, was primarily due to lower shipments of the Company's G-TECH gear hobbing machines. Sales of these products were negatively impacted by the introduction, in 1996, of a new PHOENIX medium-sized gear hobbing machine, for which shipments began in early 1997. Shipments of the Company's PHOENIX cylindrical gear cutting machines increased 13% in 1996 compared to 1995.

  Sales of the Company's tooling products, excluding Gleason-Hurth, were comparable to those in 1995. Workholding equipment sales, which increased 10%, were offset by a decrease in shipments of bevel gear cutting tools to customers in the United States. Sales of other products including spare parts, field service and software were down slightly from 1995.

  Costs and Expenses. Cost of goods sold as a percentage of sales in 1996 was 67.7% compared to 69.8% in 1995. The lower cost of sales percentage for 1996 was primarily due to increased gross margins across all major machine product lines and a more favorable sales mix of higher margin machine products including bevel gear and cylindrical gear shaving machines. Margins on machine products, in general, were positively impacted by the higher production volumes which increased the coverage of fixed operating costs. This was partially offset by a higher percentage of machines in the overall sales mix. Generally, machine products have lower margins than tooling or other products.

  Selling, general and administrative expenses in 1996 were $42.6 million, or 17.2% of sales, compared to $33.8 million, or 17.1% of sales, in 1995. Spending as a percentage of sales was basically flat year over year; however, commission expense as a percentage of sales increased compared to 1995. Commissions paid to dealers increased due to higher shipments into the Asia-Pacific and South American regions where the Company is represented by independent machine dealers.

  Research and development spending in 1996 was $7.2 million, or 2.9% of sales, compared to $5.6 million, or 2.9% of sales, in 1995. Development spending in 1996 exceeded 1995 levels because of increased spending for new product development for both bevel and cylindrical gear production equipment and manufacturing technology initiatives for the Company's tooling operations.

  Other income(net) decreased to $1.0 million in 1996 from $1.3 million in 1995 primarily due to lower outside commission income.

  Income Taxes. In 1996, the Company recorded a tax provision of $11.1 million on pre-tax income of $30.7 million, or an effective rate of 36.1%. In 1995, the Company recorded a net tax benefit of $9.4 million for continuing operations on pre-tax income of $21.0 million. In 1995, income taxes were lowered by significant deferred tax benefits resulting from a reduction in the valuation allowance recorded for deferred tax assets. This reduction in the valuation allowance resulted in an increase in the net deferred tax asset recorded on the Company's Consolidated Balance Sheet at December 31, 1995 to $18.2 million from $2.8 million at December 31, 1994. The Company had previously been limited, under the provisions of FASB Statement No. 109, in the amount of the deferred tax asset it had been able to record.

 1995 COMPARED TO 1994

  Earnings. Operating income in 1995 improved to $21.5 million, or 10.9% of sales, from $5.2 million, or 4.0% of sales, in 1994. The improvement in operating income from 1994 resulted from higher sales, improved margins and incremental earnings from the Gleason-Hurth operation acquired on July 1, 1995.

  The Company reported income from continuing operations of $30.4 million, or $2.87 per share, in 1995, compared to $4.3 million, or $0.42 per share, in 1994. Income from continuing operations for 1995 was increased by positive adjustments related to the recognition of deferred tax assets associated with charges recorded in prior years. Management estimates that income from continuing operations for 1995 using normalized tax rates would have been approximately $12.9 million, or $1.22 per share. Net income for the year was $30.8 million, or $2.91 per share, including an after-tax gain from discontinued operations of $0.4 million, or $.04 per share. Net income for 1994 was $7.3 million, or $0.71 per share, which included an after-tax gain from discontinued operations of $3.0 million, or $0.29 per share.

  Orders and Backlog. Order levels in 1995 increased 44% over 1994 to $226.1 million. Orders for the Gleason-Hurth operation totaled $41.2 million for the six-month period from the acquisition to December 31, 1995. New orders, excluding Gleason-Hurth, increased 18% compared to 1994. This increase primarily resulted from higher order levels for PHOENIX bevel gear machinery and bevel gear cutting tools. The higher order rate was attributable to improved demand in the Company's overseas markets.

  Backlog was $124.5 million at December 31, 1995, compared to $54.7 million at December 31, 1994. This increase in backlog of $69.8 million included $49.3 million for the Gleason-Hurth operation. The remaining increase of $20.5 million in backlog was principally for bevel gear machinery.

  Net Sales. Net sales were $197.0 million in 1995, a 53% increase from 1994. Sales for the Gleason-Hurth operation totaled $32.8 million, accounting for approximately 48% of the total increase. The remaining increase in sales of $35.8 million, represented a 28% improvement from 1994 shipment levels. Sales of all product lines increased compared to 1994 with higher machine sales accounting for the largest portion of the improvement.

  Machine product sales, excluding Gleason-Hurth machines, increased $26.8 million compared to 1994. This increase was divided relatively equally between bevel and cylindrical gear machinery. Higher shipments of the Company's PHOENIX gear hobbing machines accounted for the majority of the increase in cylindrical gear machine sales. Shipments to customers in the United States accounted for approximately 60% of the 1995 full year total cylindrical gear machine sales and the largest portion of the year over year increase. Bevel gear production machine sales were higher largely due to increased sales to the Asian market, primarily China and India.

  Sales of the Company's tooling products also showed strong improvement. Tooling sales were $8.1 million higher, excluding the Gleason-Hurth operation, with the greatest increase coming from overseas markets which accounted for approximately 70% of the increase.

  Costs and Expenses. Cost of goods sold as a percentage of sales in 1995 was 69.8% compared to 73.9% in 1994. The lower percentage was primarily attributable to improved gross margins on machine products.

Margin improvement on these products resulted from lower direct product costs on most machine product lines and the effect of higher production volumes, which increased capacity utilization and coverage of fixed operating costs. Margins on tooling products also increased compared to 1994. The Gleason-Hurth operation contributed favorably to the overall gross margin percentage from its acquisition through December 31, 1995.

  Selling, general and administrative expenses in 1995 were $33.8 million, or 17.1% of sales, compared to $24.5 million, or 19.1% of sales, in 1994. Spending decreased as a percentage of sales due to the higher sales volumes. Total spending increased in 1995 with the inclusion of the Gleason-Hurth operation in the second half of 1995 and increased variable selling expenses, including warranty costs and commissions. Variable selling expenses as a percentage of sales were in line with 1994 levels.

  Research and development spending in 1995 was $5.6 million, or 2.9% of sales, compared to $4.7 million, or 3.7% of sales, in 1994. Major development programs in 1995 included a new computer-numerically-controlled gear testing machine, shipments of which began in the 1995 fourth quarter. In addition, spending for development programs associated with new product design and manufacturing technology initiatives for the Company's tooling operations increased in 1995 compared to 1994.

  Income Taxes. In 1995, the Company recorded a net tax benefit of $9.4 million for continuing operations on pre-tax income of $21.0 million. In 1994, the Company recorded a tax provision of $0.8 million for continuing operations on pre-tax income of $5.2 million. The 1995 tax benefit included a net deferred benefit of $14.8 million primarily resulting from a reduction in the valuation allowance recorded for deferred tax assets. This reduction in the valuation allowance resulted in an increase in the net deferred tax asset recorded on the Company's Consolidated Balance Sheet at December 31, 1995 to $18.2 million from $2.8 million at December 31, 1994. Under the provisions of FASB Statement No. 109, the Company had been limited, primarily due to its prior domestic operating losses, in the amount of the deferred tax asset it had been able to record. Significant improvements in domestic operating performance and available tax planning strategies provided the necessary positive evidence that it was more likely than not that future income would be sufficient to fully realize the deferred tax asset recorded at December 31, 1995. A valuation allowance for deferred tax assets of $7.0 million remained at December 31, 1995 for certain tax credits and net foreign operating loss carryforwards for which realization could not be anticipated at that time.

LIQUIDITY AND CAPITAL RESOURCES

  Cash and equivalents increased $4.9 million in the nine months of 1997 to $12.1 million at September 30, 1997. Borrowings under the Company's revolving credit facilities increased to $67.3 million at September 30, 1997 from $3.9 million at December 31, 1996. Borrowings under these facilities increased due to the cash paid for the acquisition of Pfauter and the repayment of most of Pfauter's outstanding bank debt. Dividend payments to stockholders totaled $1.9 million in the nine months ended September 30, 1997.

  Effective July 31, 1997 the Company entered into a new $170 million revolving and term loan credit facility providing for multi-currency borrowings and standby letters of credit and bank guarantees. The revolving credit portion of the facility is $110 million and matures on July 1, 2002. The term loan portion was $60 million and requires repayment in equal quarterly installments beginning October 1, 1999. Effective October 31, 1997, the Company reduced the total amount of the facility from $170 million to $160 million, with the term loan portion decreasing from $60 million to $50 million. All other terms and conditions remain the same. Up to $40 million of the revolving credit portion of the facility is available for issuance of letters of credit or bank guarantees. The credit facility is unsecured (except for pledges of 65% of the stock of certain designated foreign subsidiaries of the Company) and there are no prepayment penalties. The interest rate on the credit facility is LIBOR plus 35 basis points through March 31, 1998. Thereafter, the rate is based on a spread over LIBOR as determined by certain financial ratios. Facility fees are calculated on the entire credit facility, regardless of usage, and are 15 basis points through March 31, 1998 and adjust on the same basis as interest rates for periods which follow. The credit facility provides for average borrowing costs which are approximately 25 basis points lower than the Company's former revolving credit facility and approximately 100 basis points lower than Pfauter's average borrowing costs on its former secured credit facilities. The Credit Agreement relating to the facility contains customary financial ratio covenants and provisions which restrict the Company's ability to pay dividends in the event of a default.

  The Company intends to use the proceeds from the Offering to pay down a portion of the outstanding balance of this facility, which will further reduce the commitment under this facility to $150 million. After such payment, the Company will have approximately $70 million of available credit under the revolving credit and term loan facility which it may use for working capital and general corporate purposes. See "Use of Proceeds."

  Operating activities provided cash of $32.6 million in the first nine months of 1997 compared to $30.6 million in the comparable 1996 period. Operating cash flows were higher in the 1997 period due to higher earnings before depreciation and amortization expense. Cash provided from reductions in working capital during the first nine months of 1997 was slightly lower than during the comparable 1996 period as decreases in trade accounts receivable were less because of substantially higher 1997 third quarter sales. Future uses of cash for operating activities are expected to include approximately $9.0 million which management plans to spend over the next two years to rationalize Pfauter's operations. Management estimates that this investment will enable the Company to achieve subsequent annual cost savings of a similar magnitude.

  Investing activities used $36.3 million of cash in the 1997 nine-month period versus $5.0 million in the comparable prior year period. Investing activities for 1997 included cash used of $29.8 million, net of cash acquired of $6.4 million, for the acquisition of Pfauter. Capital expenditures during the first nine months of 1997 totaled $8.2 million, compared to $5.1 million in the comparable 1996 period. The Company expects that 1997 and 1998 full year capital expenditures will be greater than the 1996 level of $10.3 million, with the majority of the spending planned for further investments to upgrade existing production capabilities. Cash flows from investing activities in 1997 also included $1.5 million in cash received from the sale of the property of one of the Company's former businesses.

  During the first nine months of 1997, the Company used $1.4 million in cash to repurchase shares of its Common Stock under a program authorized by its Board of Directors in July 1996. As of September 30, 1997, the Company had used approximately $7.6 million in cash to repurchase 491,600 shares under this program.

  Management believes that the Company's cash balances, borrowing capacity under its lines of credit, and anticipated funds from operations will be sufficient to meet its near-term operating and investing activities or that it will be able to obtain additional long-term financing if such financing is required.

                                   BUSINESS

THE COMPANY

  Founded in 1865, Gleason Corporation is a global leader in the development and manufacture of technologically advanced gear production machinery and associated tooling products. The gear production market is comprised of two segments, the bevel gear market and the cylindrical gear market. Bevel gears transmit power at a right angle, such as from the drive shaft of a vehicle to its drive-axle. Cylindrical gears transmit power in parallel axes of rotation and have a wider variety of applications, including as components in the transmissions of vehicles. Based on its knowledge of the markets it serves, the Company believes it is the leader in the bevel gear machinery market and that it has a leading position in the cylindrical gear equipment market. The Company's extensive product line includes machinery for the production, finishing and testing of gears. In addition, the Company offers a global support system providing tooling, replacement parts, field service, application development services, gear design and inspection software, training programs, engineering support and machine rebuild and upgrade services. The Company is also a leader in the theory of gear design and in the application, testing and analysis of prototype and production gears.

  Approximately two-thirds of the Company's aggregate net sales during the five years from 1992 through 1996 were to customers outside the United States. Approximately 76% of the Company's net sales for the year ended December 31, 1996 were to customers in the automotive and truck industries. Other segments served include aerospace, agriculture, construction, industrial machinery, marine, power tool and jobbers who sell to a variety of industries. For the year ended December 31, 1996, the Company's top ten customers (which included subsidiaries of Ford Motor Company, Daimler-Benz AG, Chrysler Corporation, General Motors Corp. and Dana Corp.) accounted for 44% of the Company's net sales.

  The Company has manufacturing facilities in Rochester, New York and Rockford, Illinois; Plymouth, England; Munich and Ludwigsburg, Germany; Bologna and Porretta Terme, Italy; Bangalore, India; and Biel, Switzerland. The Company has sales and service offices throughout the United States and Europe and in the Asia-Pacific region. The Company has approximately 2,600 employees worldwide.

  Since 1990, Gleason Corporation has enhanced shareholder value by strategically focusing on its core business of gear technology. As part of this strategy, the Company divested its non-core businesses, invested in new manufacturing technologies, reengineered and streamlined its business processes and significantly expanded its product offerings through internal product development and selective acquisitions.

  Between 1991 and 1994, the Company divested its non-gearing businesses, which manufactured industrial products including powder metal parts, metal stampings and precision plastic parts, and also sold its less profitable gear equipment operations in Belgium. During this period, the Company made significant investments to upgrade and modernize its manufacturing technology and processes. Most notably, the Company invested approximately $30 million to create a state-of-the-art manufacturing facility in Rochester, New York. As a result of its investment and reengineering initiatives, the Company reduced overhead costs, excluding depreciation expense, by approximately $12 million over this period and reduced the lead times for its principal machine models from an average of 40 weeks in 1992 to as low as fourteen weeks, currently.

  The Company has expanded the breadth of its product line through both internal development and, more recently, selective acquisitions. In 1989, the Company introduced its first PHOENIX machine, a computer-numerically-controlled ("CNC") gear production machine, which is considered to be among the most flexible and productive gear manufacturing equipment on the market. Since then, the Company has extended this technology across its bevel and cylindrical gear machinery product lines. Excluding sales from acquired businesses, sales of PHOENIX and other recently introduced CNC machines accounted for over 75% of the Company's cumulative net sales of machines since 1993. In 1993, the Company introduced the PHOENIX 125GH cylindrical gear hobbing machine which provided the Company with a highly competitive product in the cylindrical gear equipment market in which the Company historically had a modest presence. Within the first three years of its introduction, sales of this machine had more than tripled the Company's former sales levels of cylindrical gear hobbing machines. To further expand its cylindrical gear product offerings and enhance its global presence in this market, the Company acquired Hurth in July 1995 and Pfauter in July 1997.

  The implementation of the Company's strategies has resulted in significantly improved financial results. For the year ended December 31, 1996, the Company reported record net sales of $248.1 million, representing a 26% increase from the year ended December 31, 1995; its operating income increased 45% to $31.3 million and its net income increased 48% to $19.7 million (adjusted to exclude a one-time tax benefit in 1995). For the nine-month period ended September 30, 1997, the Company's net sales increased to $212.4 million, compared to $178.1 million in the 1996 period. Excluding sales of Pfauter, which was acquired on July 31, 1997, sales increased approximately 7% in the 1997 nine-month period over 1996. Foreign exchange translation effects negatively impacted sales by approximately $5.0 million for the 1997 nine-month period due to the weaker German deutsche mark compared to the U.S. dollar. Operating income during the first nine months of 1997 rose 17% over the comparable period in 1996 to $24.9 million, and net income increased 20% to $15.8 million. The quarter ended September 30, 1997 marked the fifteenth consecutive quarter in which the Company reported increased operating earnings on a comparative year-over-year basis. See footnote 8 to "Prospectus Summary-- Summary Consolidated and Pro Forma Consolidated Financial Data" for a discussion of EBIT and certain factors that should be considered when analyzing EBIT.

ACQUISITIONS

  Hurth. On July 1, 1995, the Company acquired, for $10.6 million, certain assets of Hurth, a leader in the design and production of cylindrical gear machinery and tooling based in Munich, Germany. The Company acquired, from receivership, Hurth's patents, trademarks, rights to technology, and machinery and equipment. The acquisition of Hurth enabled the Company to expand its presence in the cylindrical gear equipment market by providing complementary machine models and entry into the cylindrical gear cutting tools segment. Primarily as a result of the Hurth acquisition, the Company's cylindrical gear equipment sales increased from $27.6 million in 1994 to $104.2 million in 1996.

  The Company streamlined Hurth's operations by discontinuing its unprofitable product lines, eliminating operating redundancies and retaining only 280 of its 420 employees, thereby significantly reducing Hurth's cost structure. Gleason enhanced the distribution of Hurth's products by utilizing the Company's established global sales network and realized savings by eliminating most of Hurth's sales and distribution infrastructure. The Company also realized savings by utilizing global sourcing supplier relationships for requirements ranging from purchased components to corporate services and consolidating certain activities such as advertising and promotion. In addition, the Company has benefited from synergies generated by sharing product and process technologies. The acquisition was immediately accretive to the Company's earnings and has positively affected the Company's consolidated operating margins.

  Pfauter. On July 31, 1997, the Company completed its acquisition of Pfauter, including, among other operations, Hermann Pfauter GmbH & Co., a worldwide leader in cylindrical gear production equipment based in Ludwigsburg, Germany, and Pfauter-Maag, a leading cutting tool manufacturer based in Rockford, Illinois. Pfauter was founded in 1900 and has major operations in Germany, Italy and the United States.

  The acquisition of Pfauter positions the Company to be a worldwide leader in gear production equipment and related technology by combining Pfauter's extensive line of cylindrical gear production machinery with the Company's leading position in bevel gear production equipment. Pfauter-Maag substantially increases the Company's sales of higher-margin cylindrical gear cutting tools and related services. In addition, the Pfauter acquisition expands the Company's customer base to include a broad range of non-automotive customers, from small-gear machine users such as power tool and precision instrument manufacturers to producers of large gears utilized in off-highway equipment and heavy industrial applications. Approximately 48% of Pfauter's consolidated sales for the year ended December 31, 1996 were to customers outside the automotive and truck industries.

  The acquisition was completed for a total consideration of $91.8 million, including $34.8 million in cash and the assumption of $57.0 million in bank debt. The acquisition was funded through the Company's $160 million revolving and term loan credit facility. Management estimates that the acquisition will result in pre-tax costs totaling $9.0 million, related to the rationalization of Pfauter's operations, which will be accounted for as part of the purchase price. Management believes that the Company will be able to achieve annual cost savings of a similar magnitude after the initial two years following the acquisition. For the year ended December 31, 1996, Pfauter generated sales of approximately $178.2 million, had EBITDA of approximately $16.8 million and had net cash provided by (used in) operating activities, investing activities and financing activities of approximately $18.7 million, $(9.5) million and $(8.7) million, respectively. See footnote 8 to "Prospectus Summary-- Summary Consolidated and Pro Forma Consolidated Financial Data" for a discussion of EBITDA and certain factors that should be considered when analyzing EBITDA.

GROWTH STRATEGIES

  The Company's business and growth strategies are aimed at enhancing value for its stockholders. Management believes that its best internal benchmark for measuring the long-term creation of stockholder value is Economic Value Added ("EVA"). EVA is calculated by multiplying a company's average net operating assets by the excess of its return on average net operating assets over its estimated weighted average cost of capital. For the year ended December 31, 1996, the Company generated EVA in excess of $8 million as its return on average net operating assets approximated 17%, compared to its estimated weighted average cost of capital of 11%. The Company intends to maximize its EVA by continuing to focus on the following growth strategies: capitalizing on machine replacement opportunities; increasing sales of consumable cutting tools, accessories and aftermarket services; leveraging new product and process technology; increasing sales to customers in emerging markets and pursuing growth from acquisitions.

  Capitalize on Machine Replacement Opportunities. Gleason's estimated worldwide installed base of more than 15,000 bevel gear machines has an average age in excess of 25 years. Technologically, these machines are at least two or three generations behind the capabilities of the Company's current PHOENIX bevel gear production machines. The growing market for sport utility, light-weight trucks and all-wheel drive vehicles, most of which use bevel gears, has motivated automotive manufacturers to accelerate the replacement of older gear production equipment with more flexible, efficient CNC machines. In 1996, certain large producers of bevel gears began the process of modernizing and upgrading their production facilities by installing the Company's PHOENIX line of equipment to keep pace with the rapidly increasing requirements for higher quality and productivity. Management believes that there continues to be a significant growth opportunity in replacement sales since products in its PHOENIX line represented less than five percent of Gleason's estimated worldwide installed base of bevel gear production equipment as of September 30, 1997.

  The Company also has attractive opportunities related to the replacement of the installed base of cylindrical gear machines. While the average age of the installed base of cylindrical gear machines is not as great as that of bevel gear machines, the Company believes that technological advances provide customers with potential returns on investment that should accelerate the replacement of the installed machine base. Management believes that it is well-positioned to capitalize on these opportunities because of its broad range of products, leading technology and full range of customer support.

  Increase Sales of Consumable Cutting Tools, Accessories and Aftermarket Services. The Company's large base of installed equipment represents a meaningful source of potential revenues from consumable products and accessories such as cutting tools, workholding devices and spare parts. The Company also offers aftermarket services including field service, application development services, gear design and inspection software, training programs, engineering support and machine rebuild and upgrade services. The Company's revenues derived from consumable cutting tools, accessories and aftermarket services, which accounted for approximately 35% of the Company's net sales for the year ended 1996, have typically generated higher margins than those of machine sales.

  The Company believes that Pfauter-Maag is a market leader in cylindrical gear cutting tools in the United States. The Company plans to leverage Pfauter-Maag's product and process technology in overseas markets where the Company presently has established bevel cutting tool manufacturing operations and proven distribution channels. The Company also sees a significant growth opportunity, both in the United States and abroad, for tool management and reconditioning services, including such services as ordering and managing customers' tool inventories and sharpening and recoating tools.

  Leverage New Product and Process Technology. One of the Company's fundamental goals is to be the technology leader in the markets which it serves. To compete successfully, the Company must bring new technology to market quickly. The Company has substantially reduced the lead time required to introduce new products from approximately 30 months in 1990 to approximately one year currently. The Company reduced its lead times as a result of initiatives such as concurrent engineering, in which highly focused cross-functional groups from engineering, manufacturing, outside suppliers and others work closely together with common objectives.

  Management plans to further reduce the time required to bring a new product to market by using a "modular platform" for the design and production of its machines. Under this approach, one design platform typically supports multiple machine models. Additional benefits of using modular platforms include lower development costs, more common parts, and lower production costs. The Company's new parametric-based computer aided design and manufacturing software, which is being used in all new product development projects, provides leading-edge tools to further extend these benefits. The Company also sees opportunities in designing and manufacturing many of the new products from Pfauter across common Company-wide platforms.

  Gleason believes that it is distinct from other machinery manufacturers in that it is a world leader in the advanced design of machinery as well as in the theory, design and optimization of the end-product, gears. Gear processing solutions require an in-depth understanding of all the variables in the production process, including the machine, cutting tools, workholding equipment and characteristics of the workpiece. Gleason's recent acquisitions, coupled with its comprehensive product and process knowledge, strengthen the Company's position as a technological leader in its markets. In addition, the Company believes that it will be able to leverage its expertise in the design and manufacture of complex parts and advanced machinery to pursue other market opportunities in the future.

  Increase Sales to Customers in Emerging Markets. One of the first phases in the construction of a developing nation's infrastructure is the creation of a transportation network. For the Company, this has meant new demand for gear-making equipment used in the production of construction equipment, trucks, buses and passenger vehicles. According to Ward's 1996 World Vehicle Forecasts and Strategies, three-quarters of all vehicles are owned by only 16% of the world's population. Also, according to that same publication, twice as many new cars and trucks are expected to be sold over the next 20 years than in the past two decades, with annual sales reaching 92 million units by the year 2015 from 51 million in 1995. Ward's projects that developing countries will account for approximately 71% of this increase.

  The Company has long recognized the opportunity presented by emerging markets and has established an installed base of over 800 of its machines in each of China and India. For the years ended December 31, 1996 and 1995, over 20% of the Company's net sales were to customers in developing countries, including China, India and Brazil. Management is committed to strengthening its local presence in these and other selected regions. For example, the Company began operations in Bangalore, India in 1996 to produce bevel gear cutting tools for the Indian market and to provide its own sales and service support to the Company's growing base of customers in that region. The Company believes that its initiatives have positioned it to be able to capitalize on the opportunities presented by these emerging markets.

  Pursue Growth from Acquisitions. The Company considers selective acquisitions to be an important aspect of its strategy for long-term growth. Consistent with this strategy, the Company acquired Hurth in 1995 and Pfauter in 1997. The Company believes that it has successfully assimilated Hurth into its operations and that it will continue to benefit from synergies generated by this combination. The Company believes that its experience with Hurth will help it to successfully restructure and integrate Pfauter. In addition to realizing future benefits from the synergies of Hurth and Pfauter, the Company intends to pursue future acquisitions that complement its existing operations.

INDUSTRY

  The gear production machinery industry serves businesses which manufacture gears for use as components in such products as automobiles, trucks, industrial machinery, power tools and aerospace, agricultural, construction and marine equipment. The majority of gear production is conducted by original equipment manufacturers which incorporate gears into their finished products.

  Demand. Historically, the automotive and truck industries have been the largest consumers of gears and related production equipment. According to Ward's 1996 World Vehicle Forecasts and Strategies, twice as many new cars and trucks will be sold over the next 20 years than in the past two decades, with annual sales reaching 92 million units by the year 2015 from 51 million in 1995.

  A number of factors in the automotive industry have contributed to the increase in demand for gears, and consequently, for the latest generation of gear production machinery. In light vehicle applications, the most notable change in recent years has been the increase in the number of speeds in both manual and automatic transmissions. Driven by higher performance and fuel economy standards, automatic transmissions have risen from three to four speeds and manual transmissions have increased from four to five speeds. Since each incremental speed requires additional gears, this trend has resulted in higher demand for gears in general.

  Increased demand for light-weight trucks has also fueled demand for gears and gear production machinery. According to Automotive News Data Center, light-weight trucks and sport utility vehicles accounted for nearly 44% of light vehicle sales in the United States during 1996, compared to 36% during 1992. The increase in light-weight truck production is especially important to the bevel gear market because the majority of these vehicles are equipped with all-wheel or rear-wheel drive, both of which utilize bevel gears. Management believes that the growing market for sport utility, light-weight trucks and all-wheel drive vehicles has motivated automotive manufacturers to accelerate the replacement of older gear production equipment with more flexible, efficient CNC machines.

  Demand for gears by other industries such as aerospace, agriculture, construction, industrial machinery, marine and power tools are expected to vary with demand for end-use products and are dependent on general economic conditions.

  Competition. The markets in which the Company participates are competitive. Many of the customer programs for which the Company competes require bids or proposals from multiple vendors. The Company's competitors include manufacturers of gear production equipment, principally in Europe and Japan, most of which are privately-held entities or subsidiaries of larger companies. Management believes that a relatively small number of companies account for a large percentage of sales to the global gear production equipment market. Due to the geographic dispersion of the customer base and the demand for aftermarket services, most of these companies possess worldwide production and distribution capabilities. Management believes that the Company is well-positioned to compete effectively within this market.

  Substitute Technology. Gears can be manufactured using a number of materials, although metal gears are generally preferred for their durability, price and performance advantages. Metal gears can be produced through a variety of methods including: machining, powder metal processing, cold forming and forging. Although a number of these processes can be used to produce simple or light-weight gears, metal machining is preferred for applications which require precision, durability, strength and complex geometry. Higher fuel economy standards have led to gear boxes with thinner walls which require gear sets to operate with less vibration and noise. In addition, engineering improvements require gears to handle higher revolutions per minute with greater durability, higher load-bearing capacity and efficiency. Metal machining techniques produce gear sets which are able to meet these stringent requirements.

PRODUCTS

  The Company offers a complete array of machines, tools and accessories for producing bevel and cylindrical gears of all types and sizes. In general, three basic steps are involved in the production of gears: soft manufacturing, heat treatment and hard manufacturing. The first step in gear processing, soft manufacturing, cuts gear teeth into a metal blank. The gear is then prepared for and subjected to heat treatment, where it is hardened. The final process, hard manufacturing, refines the gear to remove the distortions caused by heat treatment and finishes the gear to meet design specifications. The following is a brief discussion of the basic gear production process and the products offered by the Company to serve each function for the bevel and cylindrical gear markets:

 BEVEL GEARS

  Soft Manufacturing. Bevel gears are cut via one of two methods, face milling or face hobbing. Face milling is an indexed process in which gears are formed by cutting each tooth, one at a time, to its full depth. Face hobbing involves the synchronous rotation of both the cutting tool and the workpiece, with all gear teeth being gradually cut at the same time. Earlier generations of machines were dedicated to one process or the other. The Company's PHOENIX bevel gear cutting machines, however, have the flexibility to be programmed for either face hobbing or face milling. Management believes that the recent increase in demand for all-wheel drive vehicles has induced many manufacturers to replace outdated bevel gear machines with the Company's latest PHOENIX models. This technology upgrade has also provided manufacturers with the option to convert from face milling to face hobbing, which has become increasingly preferred due to its flexibility and cost efficiency.

  Hard Manufacturing. Following soft manufacturing procedures, the gears are hardened through a heat treatment process. Hard manufacturing processes correct the distortions caused by heat treatment and finish gears to meet final specifications. For bevel gears, hard manufacturing is typically accomplished through two basic processes, lapping or grinding. Lapping is used primarily in the automotive industry to refine the contact between mating gears. In this process, the gears are mounted in a machine in their approximate operating positions, and are run together in a mesh with a mildly abrasive lapping compound that refines the area of contact between the gears, leading to improved noise characteristics and longer life.

  Gear grinding is used as a hard finishing operation for face-milled gears where greater accuracy is required in the application than can be provided by cutting alone. Instead of a cutting tool, a wheel which is coated with abrasives is used to remove stock from between gear teeth. Gear grinding has long been a prerequisite for aircraft-quality applications and has more recently been applied to rear-wheel drive automotive applications, particularly in European luxury vehicles. The Company manufactures bevel gear lapping and grinding machines under both the Gleason and PHOENIX brand names.

  Other. In addition to the gear production machines outlined above, the Company also manufactures PHOENIX inspection and testing equipment for bevel gears. The Company provides aftermarket products and services such as cutting tools, workholding devices, spare parts, software development, engineering support, machine rebuilds and upgrades, tool management, and other repair and maintenance services.

 CYLINDRICAL GEARS

  Soft Manufacturing. Soft manufacturing for cylindrical gears can be accomplished through hobbing or shaping. Gear hobbing is the most common method of producing cylindrical gears. Gear teeth are formed when a rotating tool (hob) is gradually fed into a rotating gear blank. The Company manufactures cylindrical gear hobbing machines under the PHOENIX and Pfauter brand names. With the acquisition of Pfauter, the Company now offers hobbing machines capable of producing gears as small as 25 millimeters and larger than two meters in outside diameter. Gear shaping, which forms a tooth in an axial direction, is used when a part's geometry creates interferences that preclude the use of gear hobbing. The acquisition of Pfauter also provided the Company with the ability to serve this market segment.

  Prior to heat treatment, cylindrical gears which have been hobbed are often subjected to a shaving procedure, whereby a serrated cutting tool removes a modest amount of stock from the gear in anticipation of the distortion which will be caused by heat treatment. Gears completed by this process may not require any corrective finishing after heat treatment. The Company markets cylindrical gear shaving machines under the Gleason-Hurth brand name.

  Hard Manufacturing. After heat treatment, cylindrical gears are typically finished by grinding or honing or some combination thereof. Profile or form grinding is an indexed process in which the teeth are refined one at a time and the tooth takes the shape of the tool. Since the tool or grinding wheel is dedicated to a specific gear design, this process tends to be more efficient for high-volume applications where relatively few teeth are involved. The Company acquired the ability to manufacture large profile grinders with Pfauter, which has recently introduced a smaller gear profile grinder. The Company also manufactures a threaded wheel grinding machine under the Gleason brand name. Threaded wheel grinders are preferred by manufacturers who need to finish gears with a high number of teeth or who require greater flexibility. Honing is another finishing procedure for cylindrical gears in which an abrasive tool is run in mesh with a cylindrical gear to remove a modest amount of stock to improve surface finish and noise characteristics. The Company entered the gear honing market with its acquisition of Hurth.

  Other. In addition to the machines outlined above, the Company also markets an array of cutting tools, accessories (such as workholding devices) and aftermarket services under the Gleason, Gleason-Hurth, Gleason-Pfauter and Pfauter-Maag brands. The acquisition of Pfauter-Maag significantly expanded the Company's offerings in consumable cutting tools and related services for the cylindrical gear tool market.

 PRODUCT LINES

  The following chart demonstrates the manufacturing processes involved in the production of bevel and cylindrical gears and the respective products and services provided by the Company to support each of these processes:



             GEAR PRODUCTION         COMPANY OFFERINGS BY BRAND


                                                                        GLEASON-
                                                                        PFAUTER/
                                                               GLEASON  PFAUTER/
GEAR TYPE    PROCESS      PRODUCT/SERVICE   GLEASON   PHOENIX   HURTH    MAAG
--------------------------------------------------------------------------------
               Soft         Face Hobbing                 .
             Manufacturing  Face Milling       .         .

             Heat Treatment

                Hard        Lapping            .         .
             Manufacturing  Grinding                     .
 BEVEL                      Cutting Tools      .
 GEARS                      Inspecting &
                              Testing          .         .
                            Workholding
             Other            Equipment        .
                            Tool Sharpening    .
                            Spare Parts and
                              Services         .         .

                            Hobbing                      .                 .
               Soft         Shaping                                        .
             Manufacturing  Shaving                               .

             Heat Treatment

             Hard           Grinding           .                           .
CYLINDRICAL  Manufacturing  Honing                                .
  GEARS                     Cutting Tools                         .        .
                            Workholding
             Other            Equipment        .                  .        .
                            Tool Sharpening                       .        .
                            Spare Parts and
                              Services         .         .        .        .

 . Indicates that the Company provides the applicable product or service under the indicated brand name.

 NEW TECHNOLOGY

  At the EMO international machine tool show in Hannover, Germany in September 1997, the Company introduced important new products and technologies for gear processing. For bevel gear production, the new PHOENIX 450HC bevel gear cutting machine with POWER-CUTTING was demonstrated for the first time. This process, through the use of carbide steel cutting tools and higher spindle speeds, may eliminate the need for coolants in the cutting process and can increase the metal-removal rate on a typical ring gear by up to five times the rate of existing machine models using conventional cutting tools. While the initial cutting tool costs are higher, the savings in machining time and extended tool lives should provide a strong economic incentive for many bevel gear producers to convert to this new technology. Gleason, with its strong leadership in this market both for machines and cutting tools, is favorably positioned to capitalize on opportunities created by this technology.

  For cylindrical gear production, the Company presented a variety of new machines at this international trade show, including its new P200G CNC gear profile grinding machine and its ZH125 CNC gear honing machine. The profile grinding machine, developed by Gleason-Pfauter, represents a completely new product offering for the Company. Pfauter, which for many years has been recognized as a leader in profile grinding machines for large cylindrical gears, has now transferred this technology to smaller sized gearing applications. This fast growing market represents an incremental sales opportunity for the Company, as gear producers, including automotive companies, are aggressively seeking more cost-effective ways to manufacture higher quality gearing. This new machine model offers impressive productivity and quality results compared to competitive product offerings and is designed and manufactured in a manner which permits it to be sold below existing market prices for similar machines.

  The ZH125 CNC gear honing machine represents one of the most versatile, compact honing machines on the market today. The honing process, the principal purposes of which are to improve the gear surface finish and reduce noise in a gear set, has experienced increased demand resulting from more stringent quality requirements for gears. The ZH125 CNC machine was developed by the Company's Gleason-Hurth subsidiary and represents the Company's second product offering in this field. This machine, for which the Company has already received multiple orders, should extend the Company's leadership in this emerging area of gear processing.

SALES & MARKETING

  The Company's machines and tooling are currently in worldwide use in approximately 50 countries by a variety of gear manufacturers. Sales and service functions in North America and Europe are performed directly by employees of the Company, while such functions in Japan, South America and Korea are performed primarily by independent dealers. The Company services North American customers from offices throughout the United States and services European customers from offices in England, France, Germany, Italy, Spain and Sweden. In the Asia-Pacific region, the Company maintains offices in Australia, India and the People's Republic of China. The Company owns a 20% interest in the dealer which serves Japan and Taiwan. In other countries, the sales and service function is performed by a combination of independent dealers and employees of the Company.

  Overseas markets are important to the Company. Sales outside the United States, during the five years from 1992 through 1996, comprised approximately 71%, 57%, 53%, 65% and 73%, respectively, of consolidated net sales. In 1996, significant overseas sales were made, in order of magnitude, to Germany, Korea, Brazil and Japan. Foreign sales are made both directly by the Company and its subsidiaries and through independent foreign dealers. Generally, foreign sales are not significantly more or less profitable than domestic sales, except that the cost of commissions paid to independent dealers in certain regions tend to exceed the expense that the Company incurs through direct sales transactions. The regional diversity of the Company's sales base minimizes the effect of economic cycles in any one particular market.

  Machine sales have accounted for an average of approximately 60% of the Company's annual net sales from 1994 through 1996. Other sales are generated principally from consumable cutting tools, accessories and aftermarket services.

  The Company's sales are not dependent on any one customer, although they are dependent upon the domestic and foreign automotive and truck industries in general. Those industries are the largest user of the Company products, accounting for approximately 76% of net sales (65% of net sales pro forma with Pfauter) for the year ended December 31, 1996. During this period, consolidated net sales included $36.0 million, or 14.5% of total net sales, to various divisions of Ford Motor Company and its subsidiaries in this country and abroad. Direct sales to U.S. governmental agencies are insignificant. The Company's sales are not seasonal in nature, but have historically been subject to quarterly fluctuations.

  Because of the varying and complex requirements of its customers and the technical nature of gear design, a close working relationship exists between the Company and its customers. The Company's engineers and service technicians, as well as its foreign dealer personnel, travel extensively to customers' plants to assist in the design and application of gears, in the selection of equipment to meet customers' production and testing requirements and to provide services. The Company has a worldwide reputation as an authority on gear engineering and provides customer access to its proprietary computer-aided gear design and analysis system. To assure the competence of its technical personnel, the Company mandates training programs in gear design, machine operation and maintenance. The Company's customers from around the world also avail themselves of these training programs to upgrade their gear engineering and manufacturing expertise.

BACKLOG

  Backlog (unshipped orders) is a measure of short-term business activity. Because of the nature of the industry, backlog is subject to fluctuation. As of September 30, 1997, backlog totaled $194.9 million compared to $131.0 million as of September 30, 1996 and $122.8 million as of December 31, 1996. The Pfauter operations accounted for $81.2 million of the September 30, 1997 backlog. The Company expects substantially all of the September 30, 1997 backlog to be shipped within twelve months of such date.

RESEARCH AND DEVELOPMENT

  The Company considers product development to be an important factor in maintaining and improving its market position and strives to provide its customers with equipment which incorporates new technology and results in manufacturing costs savings. Many advancements in the gear design field have been first described in technical papers published by the Company and have subsequently been adopted by the American Gear Manufacturers Association in their standards of gear design and specifications.

  The Company works closely with its customers to develop new gear designs for their applications and to determine the feasibility of manufacturing particular gears. The Company assists its customers in determining the best machinery, cutting tools and configuration for their application, customizing machines and tools, as necessary. As a result of frequent contact with its customers, the Company is able to assess the need and market demand for new products to meet its customers' requirements. These efforts have been the primary stimulus for the introduction and expansion of the Company's PHOENIX product line.

  The Company has been a leader in the development of gearing technology by maintaining an active research and development program. During the year ended December 31, 1996, the Company expended approximately $7.2 million on research and development activities, compared to $5.6 million during the year ended December 31, 1995. These activities were conducted exclusively by the Company.

  The Company owns over 375 U.S. and foreign patents and presently has over 125 patent applications pending. While the Company expects to continue its policy of obtaining patents as appropriate, it does not consider any single patent to be a significant factor in the successful conduct of its business. See "Risk Factors--Dependence on Intellectual Property Rights."

EMPLOYEES

  At September 30, 1997, the Company had approximately 2,600 employees. Many of the Company's employees possess a high degree of engineering, technical and mechanical skills. Management believes its relationships with its employees are good. With the exception of government-mandated employee representation in Germany and Italy, the Company's employees are not represented by any collective bargaining agent.

PROPERTIES

  The Company's corporate office is located in Rochester, New York and its manufacturing operations are conducted at plants in Rochester, New York; Rockford, Illinois; Munich and Ludwigsburg, Germany; Plymouth, England; Bologna and Porretta Terme, Italy; Bangalore, India; and Biel, Switzerland.

  The following table sets forth certain information regarding the Company's major facilities:

LOCATION                 SQUARE FOOTAGE                PRINCIPAL PRODUCTS
--------                 --------------                ------------------
Owned Facilities:
Rochester, New York.....    721,000     Bevel and cylindrical gear production machines
                                         and workholding equipment
Ludwigsburg, Germany....    285,000     Cylindrical gear production machines
Rockford, Illinois......    250,000     Cylindrical gear cutting tools, gear production
                                         machine assembly
Plymouth, England.......    106,000     Bevel gear cutting tools
Leased Facilities:
Munich, Germany.........    248,000     Cylindrical gear production machines and cutting
                                         tools
Bologna, Italy..........    202,000     Cylindrical gear production machines
Porretta Terme, Italy...     46,000     Cylindrical gear production machines
Bologna, Italy..........     15,000     Cylindrical gear cutting tools
Biel, Switzerland.......     11,000     Cylindrical gear production machine assembly
Bangalore, India........      9,000     Bevel gear cutting tools

  The Munich, Germany facility is being leased for a term ending in 2001. The lease for the 202,000-square foot facility in Bologna, Italy expires in September, 1998. The Company owns approximately 250 acres of undeveloped land in Monroe County, New York and leases office space for its sales and service offices in various locations around the world. The Company leases the land and building of a former subsidiary to the new owners of that business.

ENVIRONMENTAL AND RELATED MATTERS

  The Company generates hazardous and nonhazardous wastes in the normal course of its manufacturing operations. As a result, the Company is subject to a wide range of federal, state, local and foreign environmental laws and regulations, including the Comprehensive Environmental Response, Compensation and Liability Act, that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for hazardous and nonhazardous wastes, and
(ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous substances. Compliance with such laws and regulations requires expenditures by the Company on a continuing basis. The Company does not expect that these expenditures will have a material adverse effect on its financial condition or results of operations.

LEGAL

  The Company is involved in routine litigation in the normal course of its business. The Company does not believe that any pending or threatened litigation or claims will have a material effect on the Company's financial condition or results of operations.

                                  MANAGEMENT

  The following table sets forth certain information concerning the executive management and directors of the Company:

NAME                         AGE                     POSITION
----                         ---                     --------
James S. Gleason............  63 Chairman of the Board, Chief Executive Officer,
                                 President and Director
David J. Burns..............  43 Executive Vice President and Director
David W. Goodfellow.........  51 Senior Vice President--Worldwide Sales (The
                                 Gleason Works) and President of Pfauter-Maag
                                 Cutting Tools L.P.
John J. Perrotti............  37 Vice President--Finance and Chief Financial
                                 Officer
Ralph E. Harper.............  63 Vice President, Secretary and Treasurer
John B. Kodweis.............  55 Vice President--Administration and Human
                                 Resources
John W. Pysnack.............  35 Controller
Martin L. Anderson..........  48 Director
Julian W. Atwater...........  66 Director
Robert W. Bjork.............  71 Director
J. David Cartwright.........  58 Director
John W. Guffey, Jr..........  59 Director
Donald D. Lennox............  78 Director
William P. Montague.........  50 Director
Robert A. Sherman...........  78 Director
Robert L. Smialek...........  53 Director

  James S. Gleason has been President and Chief Executive Officer of the Company since 1985. He received his AB degree from Princeton University and his MBA degree from the William E. Simon Graduate School of Business Administration of the University of Rochester. He is the 1997 Chairman of the Association for Manufacturing Technology and is a Trustee of the Rochester Institute of Technology. He is also the President and a director of Gleason Foundation.

  David J. Burns has been Executive Vice President of the Company since 1995, and from 1992 to 1995 was Vice President of the Machine Products Group of the Company. He received his BA degree from St. John Fisher College and his MBA degree from the William E. Simon Graduate School of Business Administration of the University of Rochester.

  David W. Goodfellow has been Senior Vice President--Worldwide Sales (The Gleason Works) since 1997. He has also been President and Chairman of Pfauter-Maag since 1987 and President of American Pfauter, L.P. since 1976. He has been a director of the American Gear Manufacturers Association since 1992.

  John J. Perrotti has been Vice President of Finance and Chief Financial Officer of the Company since 1995 and from 1993 to 1995 was Vice President-- Controller of the Company. He received his BS degree from Rochester Institute of Technology and his MBA degree from the William E. Simon Graduate School of Business Administration of the University of Rochester and is a Certified Public Accountant.

  Ralph E. Harper has been Vice President, Secretary and Treasurer of the Company since 1993. Prior thereto, he was Corporate Counsel of the Company. He received his BA degree from the University of Rochester and his LLB degree from George Washington University.

  John B. Kodweis has been Vice President--Administration and Human Resources of the Company since 1992. He received his BS degree from John Carroll University and his MBA degree from Rochester Institute of Technology.

  John W. Pysnack has been Controller of the Company since 1995. Previously, he was Director of Accounting of the Company. He received his BS degree from St. John Fisher College and is a Certified Public Accountant.

  Martin L. Anderson has been Director of Supply Chain Programs, Babson College, since 1996. He has been Affiliate Director of the International Motor Vehicle Program, Massachusetts Institute of Technology, since 1996. Previously, he was Associate Director of that Program and prior thereto was Vice President of Gemini Consulting.

  Julian W. Atwater, P.C. is a partner in Nixon, Hargrave, Devans & Doyle LLP, one of the Company's principal outside counsel. See "Legal Matters."

  Robert W. Bjork has been a personal investment and private consultant with Jefferson Financial Corp. since 1995, and previously was a Vice President of Schaenen Wood & Associates, Inc., an investment management firm.

  J. David Cartwright has been President of Cooper Hand Tools, a division of Cooper Industries, Inc., since 1994 and previously was President of Champion Spark Plug Company, a division of Cooper Industries, Inc.

  John W. Guffey Jr. has been Chairman, President and Chief Executive Officer of Coltec Industries since 1995 and previously was President and Chief Operating Officer of Coltec Industries.

  Donald D. Lennox was Chairman of the Board of International Imaging Materials, Inc., a manufacturer of thermal transfer ribbons for office equipment, from 1990 through 1997. Previously, he was Chairman and Chief Executive Officer of Schlegel Corporation and prior thereto was Chairman, President and Chief Executive Officer of Navistar International Corporation. He is a director of Prudential Mutual Fund Management Corporation.

  William P. Montague has been President of Mark IV Industries, Inc. since 1996. Previously, he was Executive Vice President and Chief Financial Officer of Mark IV, whose core technologies include power transmission, fluid transfer and filtration systems, and components for global industrial and automotive markets. He is a director of Mark IV Industries, Inc. and of Gibraltar Steel Corporation.

  Robert A. Sherman, now retired, was Senior Vice President-Finance and Administration of Eastman Kodak Company.

  Robert L. Smialek has been President, Chief Executive Officer and Chairman of Insilco Corp., a diversified manufacturer of industrial and specialty consumer products, since 1993. Previously, he was President and Chief Operating Officer of Siebe plc Controls Group. He is also a director of Thermalex, Inc.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The Retirement Plan of The Gleason Works is selling its Shares in order to liquify its assets in anticipation of settling the Plan's liabilities. Gleason Foundation is selling a portion of its shares of Common Stock to increase the diversification of its holdings. The following table sets forth certain information concerning the beneficial ownership of the Common Stock as of November 10, 1997 and as adjusted to reflect the sale of 400,000 Shares by the Company and the sale of 1,200,000 Shares by the Selling Stockholders, by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each of the Selling Stockholders, (iii) each director of the Company, (iv) each of the Company's five most highly compensated executive officers in 1996 and (v) all executive officers and directors of the Company as a group.

                          SHARES BENEFICIALLY                 SHARES BENEFICIALLY
                              OWNED PRIOR                         OWNED AFTER
                            TO OFFERING(1)         SHARES TO      OFFERING(1)
                          -----------------------   BE SOLD   -----------------------
NAME OF BENEFICIAL OWNER    NUMBER     PERCENT    IN OFFERING   NUMBER     PERCENT
------------------------  ------------ ---------- ----------- ------------ ----------
Gleason Foundation(2)...     1,359,126     13.6%     429,896       929,230      9.0%
The Retirement Plan of
 The Gleason Works......       770,104      7.7%     770,104           --       --
Dimensional Fund
 Advisors, Inc.(3)......       668,000      6.7%         --        668,000      6.4%
James S. Gleason(4)-
 (7)....................       462,518      4.5%         --        462,518      4.3%
David J.
 Burns(5)(6)(7).........        72,238        *          --         72,238        *
John B.
 Kodweis(5)(6)(7).......        70,064        *          --         70,064        *
Robert A.
 Sherman(5)(6)(8).......        59,595        *          --         59,595        *
Ralph E.
 Harper(5)(6)(7)........        51,256        *          --         51,256        *
John J.
 Perrotti(5)(6)(7)......        50,732        *          --         50,732        *
Donald D.
 Lennox(5)(6)(8)........        41,124        *          --         41,124        *
Julian W.
 Atwater(5)(6)(8).......        31,295        *          --         31,295        *
Robert W.
 Bjork(5)(6)(8).........        30,261        *          --         30,261        *
J. David
 Cartwright(5)(6)(8)....        20,181        *          --         20,181        *
John W. Guffey,
 Jr.(5)(6)(8)...........        18,222        *          --         18,222        *
Martin L.
 Anderson(5)(6)(8)......        14,303        *          --         14,303        *
William P.
 Montague(5)(6)(8)......         4,601        *          --          4,601        *
Robert L.
 Smialek(5)(6)(8).......           601        *          --            601        *
All directors and
 executive officers as a
 group
 (16 persons)(2)(4)-
 (9)....................     3,071,815     28.9%   1,200,000     1,871,815     17.0%

--------
 * Less than 1% of the outstanding shares of Common Stock.

(1) Sole dispositive and voting powers unless otherwise indicated by footnote.

(2) If the over-allotment option is exercised, the number of shares that Gleason Foundation will sell in the Offering, the number of shares beneficially owned by Gleason Foundation and the percentage of outstanding shares beneficially owned by Gleason Foundation will be 494,380, 864,746 and 8.3%, respectively.
(3) Based on information contained in the Schedule 13G filed by Dimensional Fund Advisors, Inc. with the Securities and Exchange Commission on February 12, 1997. Dimensional Fund Advisors, Inc. has sole dispositive power with respect to all of the listed shares and has sole voting power with respect to 385,200 of such shares. Officers of Dimensional Fund Advisors Inc. vote an additional 49,400 shares as officers of the DFA Investment Trust Company and an additional 233,400 shares as officers of DFA Investment Dimensions Group Inc.
(4) Amounts include 65,710 shares held in a trust of which Mr. Gleason is an income beneficiary, the trustee of which has agreed to vote and dispose of the shares only as specified by him.

(5) Except as indicated in Notes 6 and 8, for all shares listed the person possesses sole voting power and, except as indicated in Notes 4, 7 and 8, sole dispositive power.
(6) Amounts include stock options which are exercisable prior to December 31, 1997: Messrs. Atwater, Bjork and Sherman--24,000 shares each; Messrs. Anderson, Cartwright, Guffey, Lennox, Gleason, Burns, Harper, Kodweis, and Perrotti--10,000, 12,000, 10,000, 20,000, 296,600, 56,778, 41,000, 50,000
    and 39,000 shares respectively; and all directors and executive officers as a group--615,378 shares.
(7) Amounts include the following number of shares which at September 30, 1997 were subject to restrictions on disposition: Messrs. Gleason, Burns, Harper, Kodweis and Perrotti--14,824, 8,104, 1,918, 5,230, and 8,878
    shares respectively; and all directors and executive officers as a group-- 46,382 shares.

(8) Amounts include 4,303, 2,295, 2,261, 8,181, 4,222, 15,114, 21,521, 601 and
    601 hypothetical shares (without voting power) credited to the accounts of Messrs. Anderson, Atwater, Bjork, Cartwright, Guffey, Lennox, Sherman, Montague and Smialek, respectively, pursuant to the Company's Plan for the Deferral of Directors' Fees.

(9) Amounts include 770,104 shares owned by The Retirement Plan of The Gleason Works, the powers to vote and dispose of which are vested in a committee comprised of Messrs. Gleason, Harper and Kodweis, and 1,359,126 shares owned by Gleason Foundation, of which Messrs. Gleason, Harper and Kodweis are directors and/or officers. The stockholdings of these entities are not included above in those individuals' stockholdings.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $1.00 per share, and 500,000 shares of preferred stock, par value $1.00 per share (the "Preferred Stock"). As of November 10, 1997, 11,594,140 shares of Common Stock were issued, of which 9,964,897 were outstanding and held by approximately 3,000 stockholders of record. As of such date, there were options outstanding under the Company's 1981 and 1992 Stock Plans to purchase an aggregate of up to approximately 685,650 shares of Common Stock, which options had a weighted average exercise price of approximately $10.99 per share, and there were 59,099 hypothetical shares outstanding under the Company's Plan for the Deferral of Directors' Fees (which hypothetical shares are held by certain directors of the Company and have no voting rights). No shares of Preferred Stock have been issued by the Company. The Board of Directors has, however, established the Series A Junior Participating Preferred Stock, consisting of 87,500 shares, and fixed by resolution the designation and other terms thereof, for use in connection with the Company's Shareholder Rights Plan. No such shares have been issued and the related rights (the "Rights") are not currently exercisable.

COMMON STOCK

  Subject to the right of holders of Preferred Stock issued in the future to elect one or more directors if dividends on such shares are in default, the holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders. The holders of shares of Common Stock are not entitled to cumulate their votes in the election of directors and, as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone. Subject to any dividend preferences that may be applicable to any shares of Preferred Stock issued in the future, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared from time to time by the Board of Directors, in its discretion, from any assets legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and any liquidation preferences that may be applicable to any shares of Preferred Stock issued in the future. The holders of Common Stock are not entitled to preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. The holders of Common Stock are not subject to further calls or assessments by the Company. All outstanding shares of Common Stock are validly issued, fully paid and nonassessable. See "Certain Anti-Takeover Provisions--Series A Junior Participating Stock" below.

  The Common Stock is quoted on the New York Stock Exchange under the symbol "GLE." The Company's transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, New York, New York 10005.

                       CERTAIN ANTI-TAKEOVER PROVISIONS

  The Company's Certificate of Incorporation and Bylaws contain certain provisions that could make more difficult the acquisition of the Company, or control of the Company, by means of a tender offer, a proxy contest, or otherwise. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to negotiate first with the Board of Directors. The Company believes that the benefits of these provisions outweigh the potential disadvantages of discouraging such proposals because, among other things, negotiation of such proposals might result in an improvement of their terms. The description set forth below is intended as a summary only and is qualified in its entirety by reference to the Certificate of Incorporation, the Bylaws, and the Rights Agreement dated as of June 8, 1989 between the Company and Chase Lincoln First Bank, N.A. (now The Chase Manhattan Bank), as Rights Agent, all as amended, which are incorporated by reference into the Registration Statement of which this Prospectus is a part.

SHAREHOLDER RIGHTS PLAN

  Pursuant to the Company's Shareholder Rights Plan (the "Plan"), which was adopted by the Board of Directors in June 1989, each outstanding share of Common Stock carries one Preferred Stock purchase Right. Each Right, when exercisable, entitles the holder to purchase from the Company for $22.50, one two-hundredth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share, of the Company. The Rights become exercisable, subject to certain exceptions, upon announcement that a person or group has acquired 15% or more of the Company's outstanding Common Stock, or 10 days, or such other period as the Board may determine, following commencement of, or announcement of an intention to commence, a tender or exchange offer the consummation of which would result in a person or group owning 15% or more of the Company's outstanding Common Stock, whichever occurs first. Until the Rights become exercisable, they will be evidenced by the certificates for the shares of Common Stock. If and when they become exercisable, Rights Certificates will be issued which will trade separately from the shares of Common Stock.

  If any person or group becomes the beneficial owner of 15% of the outstanding Common Stock, other than pursuant to a Permitted Offer, as defined in the Plan, each holder of a Right, other than an Acquiring Person as defined in the Plan, will have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company or to a reduction in the purchase price) having a value equal to two times the exercise price of $22.50, or the Board may elect to issue without any payment Common Stock and/or equivalents of the Company with a value equal to the exercise price. If a person or group becomes the beneficial owner of 15% or more of the outstanding Common Stock and the Company is thereafter acquired by another entity, by merger, consolidation, or transfer of 50% or more of the Company's assets, in one or more transactions, each holder of a Right, other than an Acquiring Person, will have the right to receive, upon exercise, common shares of the acquiring company (including the Company if it is the surviving company) having a value equal to two times the exercise price ($22.50) of the Right. The Rights will expire on June 15, 1999, unless exercised by the holder or redeemed by the Company prior to that date. The Company may, subject to certain conditions, redeem the Rights at a price of $.005 per Right.

  The Plan is designed to protect stockholders against unsolicited attempts to acquire control of the Company, whether through accumulation of shares in the open market or tender offers that do not offer what the Board believes to be an adequate price to all stockholders.

STAGGERED BOARD OF DIRECTORS

  The Certificate of Incorporation and the Bylaws provide that the Board of Directors will be divided into three classes of directors, each class constituting approximately one-third of the total number of directors and with the classes serving staggered three-year terms. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Board of Directors. The Company believes, however, that the longer time required to elect a majority of a classified Board of Directors will help to ensure continuity and stability of the Company's management and policies.

  The classification provisions could also have the effect of discouraging a third party from accumulating large blocks of the Company's stock or attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. Accordingly, stockholders could be deprived of certain opportunities to sell their shares of Common Stock at a higher market price than might otherwise be the case.

NUMBER OF DIRECTORS; REMOVALS; FILLING VACANCIES

  The Bylaws of the Company provide that the number of directors will be fixed by the Board of Directors, but shall consist of not less than five nor more than fifteen directors. In addition, the Bylaws provide that any vacancies may be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum. Accordingly, the Board of Directors could temporarily prevent any stockholder from enlarging the Board of Directors and filling the new directorships with such stockholder's own nominees.

  Under the Delaware General Corporation Law ("DGCL"), directors serving on a classified board may only be removed by the stockholders for cause.

NO STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS

  The Company's Certificate of Incorporation provides that stockholder action can be taken only at a meeting of stockholders. The DGCL provides that special meetings of stockholders may be called by the Board of Directors or by such person or persons authorized by the certificate of incorporation or the bylaws. The Company's Bylaws provide only for the calling of such meetings by the Board of Directors. These provisions could have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER NOMINATIONS AND STOCKHOLDER
PROPOSALS

  The Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or bring other business before an annual meeting of stockholders of the Company (the "Stockholder Notice Procedure").

  The Stockholder Notice Procedure provides that (i) only persons who are nominated by, or at the direction of, the Board of Directors, or by a stockholder who has given timely written notice containing specified information to the Secretary of the Company prior to the meeting at which Directors are to be elected, will be eligible for election as directors of the Company and (ii) at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the Board of Directors, or by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before such meeting. For notice of stockholder nominations or business to be made at an annual meeting to be timely, such notice must be received by the Company not less than 60 days nor more than 90 days prior to the scheduled date of the meeting, except that, if less than 70 days notice or prior public disclosure of the date of such meeting is given, then within 10 days following the earlier of mailing such notice or making such public disclosure.

  The purpose of requiring stockholders to give the Company advance notice of nominations and other business is to afford the Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposed business and, to the extent deemed necessary or desirable by the Board of Directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although the Bylaws do not give the Board of Directors any power to disapprove stockholder nominations for the election of directors or proposals for action, they could have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its stockholders.

PREFERRED STOCK

  The Certificate of Incorporation authorizes the Board of Directors to establish one or more series of Preferred Stock and to determine, with respect to any series of Preferred Stock, the preferences, rights and other terms of such series. The Company believes that the ability of the Board of Directors to issue one or more series of Preferred Stock will provide the Company with increased flexibility in structuring possible future financing and acquisitions and in meeting other corporate needs which might arise. The authorized shares of Preferred Stock will be available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities are listed or traded. Although the Board of Directors has no intention at the present time of doing so, it could issue a series of Preferred Stock that could, depending on the terms of such series, impede a merger, tender offer or other transaction that some, or a majority, of the Company's stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

  As indicated above, the Board of Directors has established the Series A Junior Participating Preferred Stock ("Series A Preferred Shares"), consisting of 87,500 shares. Each Right under the Plan will become exercisable for one two-hundredth of such a share if the Distribution Date under the Plan occurs.

  The holders of Series A Preferred Shares will be entitled with respect to each such share to: (i) subject to the rights of holders of any senior preferred shares, receive quarterly dividends in an amount per share equal to the greater of $1 or 100 times the dividend paid on a share of Common Stock;
(ii) 100 votes on all matters on which holders of Common Stock vote, voting together with holders of Common Stock as a single class, except that, if dividends on the Series A Preferred Shares are in default for six consecutive quarters, holders of the Series A Preferred Shares will be entitled to elect two directors until such default is cured; and (iii) subject to the rights of holders of any senior preferred shares, receive on liquidation $100 per share, plus any accrued unpaid dividends, and then, following payment to the holders of Common Stock of $.50 per share, holders of Preferred Shares and holders of Common Stock will share in the remaining assets in the ratio of 200 per Preferred Share to 1 per share of Common Stock. The Preferred Shares are not redeemable.

FAIR PRICE PROVISION

  The Company's Certificate of Incorporation contains a Fair Price Provision which was adopted prior to the adoption of Section 203 of the DGCL (see "-- Anti-takeover Legislation" below) and which, while generally similar in effect to that Section, has a number of differences from it. The Company provision provides that any Business Combination with or involving a stockholder ("Interested Stockholder") which, with its affiliates, beneficially owns 10% or more of the outstanding Common Stock ("Major Stockholder") shall require the affirmative vote of at least the holders of 85% of the outstanding shares of Common Stock and the holders of 2/3rds of the outstanding shares of Common Stock not owned by such stockholder, unless: (i) the Business Combination shall have been approved by a majority of the Disinterested Directors, as defined in the provision; or (ii) the consideration paid in the Business Combination shall be in an amount and form specified in the provision; a proxy or information statement for the Business Combination complying with the requirements of the Exchange Act shall be provided; the Interested Stockholder shall have received no benefits specified in the provision since becoming a Major Stockholder; and, except as approved by a majority of Disinterested Directors, dividends shall have continued to be paid at least at the highest rate paid since one year before the Interested Stockholder became a Major Stockholder, and it shall not have acquired additional shares since becoming a Major Stockholder.

  The provision is designed to prevent two-step acquisitions in which an acquiring person or company obtains a sufficient number of shares to enable it to vote for a merger in which the remaining stockholders are forced out, receiving less than the acquirer offered in the first step and perhaps also receiving unmarketable securities rather than cash, and perhaps being oppressed in the interim, and may accordingly make it more difficult for an Interested Stockholder to effect a Business Combination with the Company.

ANTI-TAKEOVER LEGISLATION

  Section 203 of the DGCL provides that, subject to certain exceptions specified therein, a corporation shall not engage in any business combination with any interested stockholder (generally a 15% stockholder) for a three-year period following the date that such stockholder becomes an interested stockholder unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock at the time the transaction commenced (excluding certain shares), or (iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the voting stock which is not owned by the interested stockholder. Section 203 of the DGCL may accordingly make it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the underwriting agreement
dated as of       , 1997 (the "Underwriting Agreement"), Furman Selz LLC,
McDonald & Company Securities, Inc. and ABN AMRO Chicago Corporation (the "Underwriters") have severally agreed to purchase, and the Company and the Selling Stockholders have severally agreed to sell to them, the aggregate number of Shares set forth opposite their respective names:

                                                                       NUMBER OF
   NAME                                                                 SHARES
   ----                                                                ---------
   Furman Selz LLC....................................................
   McDonald & Company Securities, Inc.................................
   ABN AMRO Chicago Corporation.......................................
                                                                       ---------
     Total............................................................ 1,600,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters are subject to the approval of certain legal matters by counsel and various other conditions. The nature of the Underwriters' obligations is such that they are committed to purchase all of the above Shares if any are purchased. The Underwriters propose to offer the Shares directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of
$.     per share. The Underwriters may allow, and such dealers may re-allow, a
concession not in excess of $.     per share to certain other dealers. After
the Offering, the offering price and other selling terms may be changed by the Underwriters.

  Certain persons participating in the Offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids or effecting syndicate covering transactions. A stabilizing bid means the placing of any bid or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the Offering. Such transactions may be effected on the New York Stock Exchange, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

  The Company and Gleason Foundation have granted to the Underwriters an option, expiring 30 days from the date of this Prospectus, to purchase up to 124,484 additional shares of Common Stock on the same terms as set forth on the cover page of this Prospectus, solely to cover over-allotments, if any, incurred in the sale of the Shares offered hereby. If the Underwriters exercise the option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase such number of additional shares of Common Stock as is proportionate to such Underwriter's initial commitment to purchase shares from the Company and the Selling Stockholders.

  The Company, Gleason Foundation and James S. Gleason have agreed that for a period of 90 days (180 days in the case of the Company) following the date of this Prospectus, they will not, without the prior written consent of Furman Selz LLC, directly or indirectly, offer for sale, sell, contract to sell, or grant any option to purchase or otherwise dispose of any shares of the Common Stock, except that (i) the Company may grant options under its 1981 and 1992 Stock Plans and hypothetical shares under its Plan for the Deferral of Directors' Fees and may issue shares pursuant to the exercise of outstanding options or under the Company's Plan for the Deferral of Directors' Fees, and
(ii) Mr. Gleason may sell certain shares of Common Stock in order to satisfy tax obligations resulting from his exercise of Company stock options.

  The Company and the Selling Stockholders have severally agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  The Common Stock is quoted on the New York Stock Exchange under the symbol "GLE."

  The principal address of Furman Selz LLC is 230 Park Avenue, New York, New York 10169, the principal address of McDonald & Company Securities, Inc. is 800 Superior Avenue, Cleveland, Ohio 44114, and the principal address of ABN AMRO Chicago Corporation is 208 South LaSalle Street, Suite 1000, Chicago, Illinois 60604.

                                 LEGAL MATTERS

  Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Company by Nixon, Hargrave, Devans & Doyle LLP, Rochester, New York. Julian W. Atwater, whose professional corporation is a partner of Nixon, Hargrave, Devans & Doyle LLP, is a director of the Company and owns 5,000 shares of Common Stock, options to purchase 24,000 shares of Common Stock and 2,295 hypothetical shares granted under the Company's Plan for the Deferral of Directors' Fees. Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Underwriters by Rogers & Wells, New York, New York.

                                    EXPERTS

  The consolidated financial statements of the Company at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon authority of such firm as experts in accounting and auditing.

  The consolidated balance sheets of Hermann Pfauter GmbH & Co. and its consolidated subsidiaries at December 31, 1996 and 1995, the related consolidated financial statements of cash flows for the years then ended and the related consolidated statements of income for the years ended December 31, 1996, 1995 and 1994 appearing in the Company's Current Report on Form 8-K dated August 14, 1997, as amended, have been audited by Schitag Ernst & Young Deutsche Allgemeine Treuhand AG Wirtschaftspruefungsgesellschaft (formerly Ernst & Young GmbH), independent auditors, as set forth in their report thereon included therein and incorporated herein by reference which, as to the years 1995 and 1994, are based in part on the reports of Dugan & Lopatka, CPAs, PC, independent auditors. The financial statements referred to above are incorporated herein by reference in reliance upon such reports given upon authority of such firms as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at its offices at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material may also be accessed electronically by means of the Commission's Web site on the Internet at http://www.sec.gov.

  In addition, the Common Stock is listed on the New York Stock Exchange under the symbol "GLE," and reports, proxy statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by reference to such contract or document. For further information regarding the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules thereto which can be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus:

    (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1996, as amended by the Company's Form 10-K/A relating thereto filed on October 2, 1997;

    (2) The Company's Proxy Statement relating to its 1997 Annual Meeting of Stockholders filed on March 27, 1997;

    (3) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997, as amended by the Company's Form 10-Q/As relating thereto filed on October 2, 1997;

    (4) The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 filed on November 12, 1997.

    (5) The Company's Current Report on Form 8-K filed on August 14, 1997, as amended by the Company's Form 8-K/As relating thereto filed on September 25, 1997 and October 2, 1997; and

    (6) The Company's Current Report on Form 8-K dated October 2, 1997 and filed on October 3, 1997.

  All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference herein and to be a part hereof from the respective dates of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of any such person, a copy of any and all of such documents (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Requests for such copies should be directed to Controller, Gleason Corporation, 1000 University Avenue, Rochester, New York 14692-2970 (telephone number (716) 473-1000).

                              GLEASON CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                         PAGE
                                                                        NUMBER
GLEASON CORPORATION AND SUBSIDIARIES
Financial Statements:
  Report of Independent Auditors.......................................   F-2
  Consolidated Balance Sheets at December 31, 1996 and 1995............   F-3
  Consolidated Statements of Operations for the years ended December
   31, 1996, 1995 and 1994.............................................   F-4
  Consolidated Statements of Stockholders' Equity for the years ended
   December 31, 1996, 1995 and 1994....................................   F-5
  Consolidated Statements of Cash Flows for the years ended December
   31, 1996, 1995 and 1994.............................................   F-6
  Notes to Consolidated Financial Statements...........................   F-7
Interim Financial Statements (unaudited):
  Consolidated Balance Sheets at September 30, 1997 and December 31,
   1996................................................................  F-22
  Consolidated Statements of Operations for the three months ended
   September 30, 1997 and 1996.........................................  F-23
  Consolidated Statements of Operations for the nine months ended
   September 30, 1997 and 1996.........................................  F-24
  Consolidated Statements of Cash Flows for the nine months ended
   September 30, 1997 and 1996.........................................  F-25
  Notes to Consolidated Financial Statements...........................  F-26
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF GLEASON CORPORATION AND
 HERMANN PFAUTER GMBH & CO. (UNAUDITED)
  Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 1996.............................................  F-29
  Pro Forma Condensed Consolidated Statement of Operations for the nine months ended September 30, 1997.....................................  F-30
  Notes to the Pro forma Financial Information.........................  F-31

                        REPORT OF INDEPENDENT AUDITORS

STOCKHOLDERS AND BOARD OF DIRECTORS OF GLEASON CORPORATION

  We have audited the accompanying consolidated balance sheets of Gleason Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gleason Corporation and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Syracuse, New York January 30, 1997, except for Note 19, as to which the date is October 1, 1997

                      GLEASON CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                              DECEMBER 31,
                                                            ------------------
                                                              1996      1995
                                                            --------  --------
                          ASSETS
Current assets
  Cash and equivalents..................................... $  7,199  $  9,926
  Trade accounts receivable................................   65,583    65,288
  Inventories..............................................   27,986    29,565
  Deferred tax asset.......................................    6,894     4,113
  Other current assets.....................................    4,038     5,468
                                                            --------  --------
Total current assets.......................................  111,700   114,360
Property, plant and equipment--net.........................   61,391    60,948
Deferred tax asset.........................................   10,013    14,755
Other assets...............................................    7,570     7,135
                                                            --------  --------
Total assets............................................... $190,674  $197,198
                                                            ========  ========
           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Short-term borrowings.................................... $    329  $  1,489
  Current portion of long-term debt........................        6         6
  Trade accounts payable...................................   16,972    16,153
  Income taxes.............................................   10,224     2,335
  Other current liabilities................................   30,335    33,968
                                                            --------  --------
Total current liabilities..................................   57,866    53,951
Long-term debt.............................................    4,506    25,315
Pension plans and other retiree benefits...................   38,220    38,876
Other liabilities..........................................    5,218     5,765
                                                            --------  --------
Total liabilities..........................................  105,810   123,907
Stockholders' equity
  Preferred Stock, par value $1 per share;
   authorized 500,000 shares; issued: none
  Common Stock, par value $1 per share;
   authorized 20,000,000 shares; issued:
   11,594,140 shares in 1996 and 11,592,892 shares in
   1995....................................................   11,594    11,593
  Additional paid-in capital...............................    5,731     5,952
  Retained earnings........................................   86,187    69,112
  Cumulative foreign currency translation adjustment.......   (2,149)   (2,156)
  Minimum pension liability adjustment.....................     (461)   (1,093)
                                                            --------  --------
                                                             100,902    83,408
  Less treasury stock of 1,603,594 shares in 1996 and
   1,229,182 shares in 1995, at cost.......................   16,038    10,117
                                                            --------  --------
Total stockholders' equity.................................   84,864    73,291
                                                            --------  --------
Total liabilities and stockholders' equity................. $190,674  $197,198
                                                            ========  ========

              See Notes to Consolidated Financial Statements.

                      GLEASON CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                               YEAR ENDED DECEMBER 31,
                                           ----------------------------------
                                              1996        1995        1994
                                           ----------  ----------  ----------
Net sales................................. $  248,089  $  197,046  $  128,462
Costs and expenses
  Cost of products sold...................    167,958     137,461      94,935
  Selling, general and administrative
   expenses...............................     42,614      33,789      24,539
  Research and development expenses.......      7,243       5,617       4,729
  Interest expense--net...................        513         527          11
  Other (income)--net.....................       (982)     (1,328)       (909)
                                           ----------  ----------  ----------
                                              217,346     176,066     123,305
                                           ----------  ----------  ----------
Income from continuing operations before
 income taxes.............................     30,743      20,980       5,157
Provision (benefit) for income taxes......     11,083      (9,402)        825
                                           ----------  ----------  ----------
Income from continuing operations.........     19,660      30,382       4,332
Gain on disposal of discontinued
 operations...............................        --          445       2,956
                                           ----------  ----------  ----------
Net income................................ $   19,660  $   30,827  $    7,288
                                           ==========  ==========  ==========
Primary earnings per common share:
  Income from continuing operations....... $     1.84  $     2.87  $      .42
  Gain on disposal of discontinued
   operations.............................        --          .04         .29
                                           ----------  ----------  ----------
  Net income.............................. $     1.84  $     2.91  $      .71
                                           ==========  ==========  ==========
Fully diluted earnings per common share:
  Income from continuing operations....... $     1.84  $     2.85  $      .42
  Gain on disposal of discontinued
   operations.............................        --          .04         .29
                                           ----------  ----------  ----------
  Net income.............................. $     1.84  $     2.89  $      .71
                                           ==========  ==========  ==========
Weighted average number of common shares
 outstanding:
  Primary................................. 10,681,644  10,600,234  10,325,754
  Fully diluted........................... 10,681,644  10,679,742  10,325,754
  Cash dividends declared per common
   share.................................. $      .25  $      .25  $      .20
                                           ==========  ==========  ==========

                See Notes to Consolidated Financial Statements.

                      GLEASON CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                             (DOLLARS IN THOUSANDS)

                                                      CUMULATIVE
                                                        FOREIGN    MINIMUM              TOTAL
                                 ADDITIONAL            CURRENCY    PENSION              STOCK-
                         COMMON   PAID-IN   RETAINED  TRANSLATION LIABILITY  TREASURY  HOLDERS'
                          STOCK   CAPITAL   EARNINGS  ADJUSTMENT  ADJUSTMENT  STOCK     EQUITY
                         ------- ---------- --------  ----------- ---------- --------  --------
Balance at December 31,
 1993, as previously
 reported............... $ 5,796  $11,909   $35,647     $(1,315)   $(6,585)  $(10,443) $35,009
Effect of stock split...   5,797   (5,797)                                                 --
                         -------  -------   -------     -------    -------   --------  -------
Balance at December 31,
 1993, as restated......  11,593    6,112    35,647      (1,315)    (6,585)   (10,443)  35,009
Net income..............                      7,288                                      7,288
Dividends declared......                     (2,065)                                    (2,065)
Foreign currency
 translation
 adjustments............                                    398                            398
Change in minimum
 pension liability
 adjustment.............                                             1,576               1,576
Purchase of treasury
 stock..................                                                           (7)      (7)
                         -------  -------   -------     -------    -------   --------  -------
Balance at December 31,
 1994...................  11,593    6,112    40,870        (917)    (5,009)   (10,450)  42,199
Net income..............                     30,827                                     30,827
Dividends declared......                     (2,585)                                    (2,585)
Shares issued under
 Stock Plans............             (147)                                        320      173
Foreign currency
 translation
 adjustments............                                 (1,239)                        (1,239)
Change in minimum
 pension liability
 adjustment.............                                             3,916               3,916
Purchase of treasury
 stock..................                                                          (59)     (59)
Other shares issued to
 employees..............              (13)                                         72       59
                         -------  -------   -------     -------    -------   --------  -------
Balance at December 31,
 1995...................  11,593    5,952    69,112      (2,156)    (1,093)   (10,117)  73,291
Net income..............                     19,660                                     19,660
Dividends declared......                     (2,585)                                    (2,585)
Shares issued under
 Stock Plans............       1     (221)                                        298       78
Foreign currency
 translation
 adjustments............                                      7                              7
Change in minimum
 pension liability
 adjustment.............                                               632                 632
Purchase of treasury
 stock..................                                                       (6,219)  (6,219)
                         -------  -------   -------     -------    -------   --------  -------
Balance at December 31,
 1996................... $11,594  $ 5,731   $86,187     $(2,149)   $  (461)  $(16,038) $84,864
                         =======  =======   =======     =======    =======   ========  =======

                See Notes to Consolidated Financial Statements.

                      GLEASON CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                    YEAR ENDED DECEMBER 31,
                                                   ---------------------------
                                                     1996     1995      1994
                                                   --------  -------  --------
Cash flows from operating activities:
  Net income...................................... $ 19,660  $30,827  $  7,288
  Adjustments to reconcile net income to net cash
   from operating activities:
    Depreciation and amortization.................   10,707    9,992     9,293
    (Gain) loss on disposals of property, plant
     and equipment................................      113      (23)      (36)
    Provision (benefit) for deferred income
     taxes........................................    2,286  (14,836)   (1,426)
    Changes in operating assets and liabilities:
      (Increase) in accounts receivable...........     (954) (23,134)  (13,774)
      (Increase) decrease in inventories..........      374  (10,170)    3,288
      (Increase) decrease in other current
       assets.....................................    1,321   (2,979)      901
      Increase in accounts payable................      786    5,821     3,355
      Increase in all other current operating
       liabilities................................    4,318    8,114     3,261
      Other, net..................................   (1,037)   1,102    (1,366)
                                                   --------  -------  --------
Net cash provided by operating activities.........   37,574    4,714    10,784
Cash flows from investing activities:
  Capital expenditures............................  (10,281)  (8,309)   (3,527)
  Investment in unconsolidated affiliate..........      --       --     (1,489)
  Investment in subsidiary........................      --   (10,582)      --
  Proceeds from sales of businesses and asset
   disposals......................................      206      100     3,787
  Proceeds from collection of notes receivable....       54      199     3,281
                                                   --------  -------  --------
Net cash provided by (used in) investing activi-
 ties.............................................  (10,021) (18,592)    2,052
Cash flows from financing activities:
  Net proceeds from (repayments of) short-term
   borrowings.....................................   (1,185)     876       183
  Net proceeds (repayments) under revolving credit
   agreements.....................................  (20,646)  22,490   (12,148)
  Proceeds from long-term debt....................      130      145        83
  Repayment of long-term debt.....................     (131)     (68)     (139)
  Dividends paid..................................   (2,585)  (2,585)   (2,065)
  Purchase of treasury stock......................   (6,219)     (59)       (7)
  Net stock issued................................       78      232       --
                                                   --------  -------  --------
Net cash provided by (used in) financing
 activities.......................................  (30,558)  21,031   (14,093)
Effect of exchange rate changes on cash and
 equivalents......................................      278     (400)      275
                                                   --------  -------  --------
Increase (decrease) in cash and equivalents.......   (2,727)   6,753      (982)
Cash and equivalents, beginning of year...........    9,926    3,173     4,155
                                                   --------  -------  --------
Cash and equivalents, end of year................. $  7,199  $ 9,926  $  3,173
                                                   ========  =======  ========

                See Notes to Consolidated Financial Statements.

                     GLEASON CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1996

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany transactions are eliminated in consolidation.

  REVENUE RECOGNITION: Sales generally are recognized by the Company when products are shipped or services have been provided. Sales are reported net of returns and allowances.

  FOREIGN CURRENCY TRANSLATION: All asset and liability accounts of foreign operations are translated at the current exchange rate, income statement items are translated at average exchange rates, and the resulting translation adjustments are made directly to a separate component of stockholders' equity designated as "cumulative foreign currency translation adjustment." Gains and losses from foreign currency transactions are reported in operations and had a minimal impact on the Company in 1996, 1995 and 1994.

  CASH AND EQUIVALENTS: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

  INVENTORIES: Inventories are valued at the lower of cost or market. Inventories valued using the last-in, first-out (LIFO) method comprised 59% and 61% of consolidated inventories at December 31, 1996 and 1995, respectively. Inventories not valued using the LIFO method are determined on the first-in, first-out (FIFO) method.

  PROPERTY AND DEPRECIATION: Property, plant and equipment are recorded at cost. Depreciation is computed on the straight-line method over estimated useful lives of 10 to 32 years for buildings and improvements and 4 to 12 years for machinery and equipment. Upon retirement or disposal of an asset, the asset and related accumulated depreciation are eliminated with any gain or loss reported in earnings.

  EARNINGS PER SHARE: The computation of primary earnings per common share is determined by dividing the weighted average number of common shares and (in periods in which they have a dilutive effect) common share equivalents outstanding during the year into net earnings. Common share equivalents include stock options and hypothetical shares associated with the Company Plan for Deferral of Directors' Fees. Fully diluted earnings per share in 1995 reflected the additional dilution related to stock options due to the use of the market price of the Company's Common Stock at the end of the period, which was higher than the average price for the period, in the calculation of the number of common share equivalents.

  USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates are based on currently available information. Actual results could differ from the estimates.

  RECLASSIFICATION: Certain reclassifications have been made to prior years' financial statements to conform to the 1996 presentation.

  Additional accounting policies are described in the applicable notes.

NOTE 2--HURTH ACQUISITION

  Effective July 1, 1995, the Company acquired, for $10,582,000 in cash, certain assets of Hurth Maschinen und Werkzeuge GmbH ("Hurth"), a Munich, Germany-based leader in the design and production of cylindrical

                      GLEASON CORPORATION AND SUBSIDIARIES

                               December 31, 1996


gear machinery and tooling. The Company purchased the assets from the receiver in bankruptcy proceedings. Hurth, which entered bankruptcy on May 31, 1995, had experienced financial losses during 1994 and 1993 due to the economic recession in Europe. The Company acquired patents, trademarks, rights to technology and know-how, machinery and equipment, and inventories, and retained approximately 280 employees at the Munich location. Under the agreement, the Company assumed existing obligations for installation and warranty of machines previously sold and completion of customer orders in backlog.

  The Company accounted for the acquisition under the purchase accounting method. The purchase included, stated at fair value, inventories ($8,350,000), machinery and equipment ($9,310,000), technology ($1,450,000), current liabilities ($6,428,000), long-term pension and other employee benefits ($2,100,000). The acquisition was funded from the Company's revolving credit facility.

  Results of operations after the acquisition date are included in the Consolidated Statements of Operations. The following unaudited pro forma information has been prepared assuming that this acquisition had taken place at the beginning of 1995 and 1994. The pro forma information includes adjustments for lower personnel costs associated with the reduction in headcount and lower fixed costs associated with rental of the Munich facility, additional depreciation and amortization based on the fair market value of machinery, equipment and technology acquired, elimination of a Hurth investment in subsidiary loss for 1994, lower outside dealer commission expense due to contract terminations and higher interest expense that would have been incurred to finance the acquisition. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transaction been effected on the assumed dates.

                                                   (Unaudited)
                                              (In thousands, except
                                                per share amounts)
                                             Year ended December 31,
                                             -----------------------
                                                 1995        1994
                                             ----------- -----------
Net sales...................................    $212,823    $166,724
Income from continuing operations...........      28,535       1,989
Net income..................................      28,980       4,945
Income from continuing operations per common
share.......................................       $2.69        $.20
Net income per common share.................        2.73         .48

Note 3-Discontinued Operations

  In the fourth quarter of 1995, the Company sold the land and building of its former Alliance Metal Stamping and Fabricating division and recognized a gain on this disposal of $445,000 (net of applicable income taxes of $229,000). Proceeds from the sale included an interest bearing note receivable of $2,100,000 due five years from the date of sale.

  During 1994, the Company ceased operations at the Alliance Metal Stamping and Fabricating division and sold the machinery and equipment located at this division's facility for $3,550,000. The Company recognized a gain from discontinued operations of $2,956,000 (net of applicable income taxes of $400,000), as the loss for the disposition of this division was lower than the amount previously estimated. Net sales for this discontinued operation were $7,508,000 for the year ended December 31, 1994.

  Accrued costs related to discontinued operations at December 31, 1996 are presented in the Consolidated Balance Sheets as follows: $200,000 ($1,179,000 in 1995) in other current liabilities, and $2,077,000 ($1,500,000

                     GLEASON CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1996

in 1995) in other liabilities. These liabilities principally consisted of estimated expenses for environmental matters related to the properties of the Company's former Components Group businesses. Refer to Note 15--Environmental Matters for further discussion.

NOTE 4--INVENTORIES

  The components of inventories were as follows (in thousands):

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1996    1995
                                                                ------- -------
     Raw materials and purchased parts......................... $ 5,269 $ 5,373
     Work in process...........................................  18,063  18,889
     Finished products.........................................   4,654   5,303
                                                                ------- -------
                                                                $27,986 $29,565
                                                                ======= =======

  If the valuation of all inventories had been determined on the FIFO accounting method, inventories would have been $24,929,000 and $24,209,000 higher at December 31, 1996 and 1995, respectively.

NOTE 5--PROPERTY, PLANT AND EQUIPMENT

  The components of property, plant and equipment were as follows (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                                1996     1995
                                                              -------- --------
     Land.................................................... $    848 $    838
     Buildings and improvements..............................   49,620   48,821
     Machinery and equipment.................................  119,616  112,040
                                                              -------- --------
                                                               170,084  161,699
     Less accumulated depreciation...........................  108,693  100,751
                                                              -------- --------
                                                              $ 61,391 $ 60,948
                                                              ======== ========

NOTE 6--OTHER CURRENT LIABILITIES

  The components of other current liabilities were as follows (in thousands):

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1996    1995
                                                                ------- -------
     Salaries, wages and related costs......................... $11,095 $ 8,109
     Advance payments from customers...........................   6,177   8,286
     Pension and other retiree benefit plan contributions......   4,614   6,673
     Warranty, installation and related costs..................   4,603   5,184
     Other current liabilities.................................   3,846   5,716
                                                                ------- -------
                                                                $30,335 $33,968
                                                                ======= =======

NOTE 7--EMPLOYEE RETIREMENT PLANS

  The Company has a defined contribution retirement plan and a defined benefit retirement plan which cover most domestic employees. The employees of certain foreign operations participate in various postemployment benefit arrangements, some of which are considered to be defined benefit plans for financial reporting purposes.

                     GLEASON CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1996


  Effective December 31, 1990, the Company amended its domestic defined benefit plan to provide for the freezing of all active employee accrued defined benefits and full vesting of all active employees in the plan. In addition, the plan amendment provides that upon settlement of the plan, if the fair value of plan assets exceeds the accrued defined benefit obligation, any surplus will be distributed on a pro rata basis as additional benefits to active employees. If the plan assets are not sufficient to fund the accrued defined benefit obligation, the Company will make any required additional contributions. All active employees in the defined benefit plan were enrolled in the defined contribution plan effective January 1, 1991.

  The Company's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Company may determine to be appropriate from time to time.

  A summary of the components of net periodic pension costs relating to the domestic defined benefit plan is presented below (in thousands):

                                                     1996      1995     1994
                                                    -------  --------  -------
  Interest cost on projected benefit obligation...  $ 6,292  $  6,625  $ 6,387
  (Positive) negative return on plan assets.......   (9,288)  (25,171)   2,012
  Net amortization and deferral...................    2,517    19,117   (8,249)
                                                    -------  --------  -------
  Net periodic pension (income) expense...........  $  (479) $    571  $   150
                                                    =======  ========  =======

  The expected long-term rate of return on plan assets used in determining net periodic pension costs was 9.0% for 1996 and 1995, and 8.25% for 1994.

  The following table sets forth the domestic defined benefit plan's funded status and amounts recognized in the Company's consolidated financial statements at December 31, 1996 and 1995 (in thousands):

                                                               1996     1995
                                                              -------  -------
Actuarial present value of benefit obligations:
  Accumulated benefit obligation including vested benefits of
   $88,279 in 1996 and $88,690 in 1995....................... $92,707  $92,900
                                                              =======  =======
  Projected benefit obligation............................... $92,707  $92,900
  Plan assets at market value................................  94,680   90,430
                                                              -------  -------
  Projected benefit obligation (lower than) in excess of plan
   assets....................................................  (1,973)   2,470
  Unrecognized prior service cost............................    (760)    (868)
  Unrecognized net gain (loss)...............................     702   (1,163)
  Adjustment to recognize minimum pension liability..........     --     2,031
                                                              -------  -------
  (Prepaid pension asset) pension liability recognized in the consolidated balance sheets............................... $(2,031) $ 2,470
                                                              =======  =======

  The discount rate used in determining the projected benefit obligation was 7.0% for December 31, 1996 and 1995. The nonvested portion of the accumulated benefit obligation primarily represents certain early retirement benefits for individuals not currently eligible. The accumulated benefit obligation is calculated using the 1983 Group Annuity Mortality Table.

                     GLEASON CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1996


  In accordance with FASB Statement No. 87, "Employers' Accounting for Pensions," the Company must recognize a pension liability at least equal to the minimum pension liability. The minimum pension liability is the excess of the accumulated benefit obligation over plan assets. A corresponding amount is recognized as either an intangible asset or a reduction of equity. At December 31, 1996 the Company recognized a prepaid pension asset of $2,031,000. In 1995 the Company recorded an additional liability of $2,031,000, an intangible asset of $868,000 and an equity reduction of $768,000. The current portion of the pension liability recognized in the Consolidated Balance Sheets was $1,972,000 at December 31, 1995. The decrease in the minimum pension liability adjustment and resulting prepaid pension asset in 1996 was primarily due to an increase in the market value of plan assets.

  The plan's assets at December 31, 1996 were primarily invested in a tactical asset allocation fund, cash equivalents and 770,104 shares of the Company's Common Stock which had a market value of $12,707,000 and $12,514,000 at December 31, 1996 and 1995, respectively. Dividends paid on the Company's Common Stock were $192,500 in 1996 and 1995.

  All domestic employees participate in the defined contribution retirement plan. Amounts contributed under this plan are based upon 4% of compensation for eligible employees. The amounts expensed under this plan for continuing operations were $1,616,000, $1,490,000 and $1,267,000 in 1996, 1995 and 1994,
respectively.

  The Company also has an unfunded supplemental defined benefit retirement plan to provide certain executives a minimum level of retirement pay, up to a maximum of 55% of final average earnings. In accordance with the provisions of FASB Statement No. 87, the Company recognized pension expense of $297,000, $272,000 and $210,000 in 1996, 1995 and 1994, respectively. At December 31,
1996, the Company recorded a minimum pension liability of $2,119,000 ($1,779,000 in 1995), an intangible asset of $409,000 ($490,000 in 1995) and an equity reduction of $461,000 ($325,000 in 1995).

  The Company has a funded defined benefit pension plan which covers employees at its U.K. subsidiary. The accumulated benefit obligation for this plan calculated under the provisions of FASB Statement No. 87 at December 31, 1996 was $9,608,000 ($8,615,000 in 1995). The discount rate used in determining the accumulated benefit obligation was 8.25% in 1996 and 1995. The fair market value of plan assets at December 31, 1996 totaled $10,782,000 ($8,522,000 in 1995). The Company had a liability for this plan on its Consolidated Balance Sheets at December 31, 1996 of $455,000 ($326,000 in 1995). The expense associated with this plan totaled $430,000, $463,000 and $457,000 in 1996, 1995 and 1994, respectively.

  The Company also has unfunded retirement benefit plans for employees at certain other foreign operations, including its Gleason-Hurth subsidiary. The costs of these foreign benefit plans were $218,000, $231,000 and $177,000 for 1996, 1995 and 1994, respectively. The liabilities included in the Consolidated Balance Sheets for these plans were $3,175,000 and $3,200,000 at December 31, 1996 and 1995, respectively.

NOTE 8--POSTRETIREMENT HEALTH AND LIFE INSURANCE BENEFITS

  The Company provides certain health and life insurance benefits for retired domestic employees. Employees hired prior to January 1, 1993 generally become eligible for these benefits if they retire while working for the Company at age 62 with a minimum of 15 years of service with the Company. Employees hired after this date are not eligible to receive benefits. Health benefits are provided through supplemental insurance policies whose premiums are based on group rates. Life insurance benefits are paid directly by the Company.

                     GLEASON CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1996


  The components of periodic expense for postretirement benefits were as follows (in thousands) :

                                                         1996    1995    1994
                                                        ------  ------  ------
   Service cost for benefits earned during the year.... $  111  $   87  $  141
   Interest cost on the accumulated postretirement
    benefit obligation.................................  2,105   2,563   2,599
   Net amortization of prior (gains)...................   (141)   (289)    --
                                                        ------  ------  ------
   Total expense....................................... $2,075  $2,361  $2,740
                                                        ======  ======  ======

  The recorded liabilities for this unfunded postretirement benefit plan were as follows (in thousands):

                                                                1996    1995
                                                               ------- -------
   Accumulated postretirement benefit obligation:
     Retirees................................................. $25,264 $26,714
     Fully eligible active plan participants..................   2,587   2,440
     Other active plan participants...........................   2,803   2,542
                                                               ------- -------
   Total accumulated postretirement benefit obligation........  30,654  31,696
   Unrecognized net gain......................................   4,777   4,578
                                                               ------- -------
   Total liability for postretirement health and life
    insurance benefits........................................  35,431  36,274
   Less current portion.......................................   2,960   3,200
                                                               ------- -------
   Noncurrent liability for postretirement health and life
    insurance benefits........................................ $32,471 $33,074
                                                               ======= =======

  The discount rate used in determining the accumulated postretirement benefit obligation was 7.0% at December 31, 1996 and 1995. The decrease in the total accumulated postretirement benefit obligation was primarily attributable to a decrease in the number of retiree participants.

  The cost of health insurance premiums of this plan are shared between the Company and the retiree. There are no future increases in the Company's share of health insurance premiums.

NOTE 9--DEBT

  Long-term debt at December 31, 1996 and 1995 consisted of the following (in thousands):

                                                                 1996   1995
                                                                ------ -------
   Notes payable to banks under revolving loan agreements...... $3,900 $24,709
   Other obligations...........................................    612     612
                                                                ------ -------
                                                                 4,512  25,321
   Less current maturities.....................................      6       6
                                                                ------ -------
                                                                $4,506 $25,315
                                                                ====== =======

  At December 31, 1996, the Company had unsecured borrowing facilities that provided for borrowings up to a combined $40 million on a revolving loan basis through September 29, 1998. Approximately $11 million of

                     GLEASON CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1996

the total was allocated for borrowings outside the U.S. Available borrowings under these facilities were reduced by approximately $8.8 million at December 31, 1996 for bank guarantees and standby letters of credit issued in the normal course of business. These revolving credit facilities provide the Company the option to borrow at rates no higher than the prevailing prime rate (weighted average borrowing rate was 6.53% at December 31, 1996 and 5.77% at December 31, 1995). The agreements contain covenants with respect to maintenance of working capital, interest coverage, the level of indebtedness, tangible net worth and cash flow as a percentage of indebtedness.

  Lines of credit of the consolidated subsidiaries are generally in connection with bank overdraft and note facilities for which there are neither material commitment fees nor compensating balance requirements. Unused short and long-term credit lines with banks, including the revolving credit facilities, totaled approximately $34,981,000 at December 31, 1996. The weighted average borrowing rates under short-term credit facilities were 10.70% and 6.50% at December 31, 1996 and 1995, respectively.

  Scheduled maturities of long-term debt in each of the next five years are $6,000, $3,930,000, $4,000, $4,000 and $4,000 in 1997 through 2001, respectively.

  Interest expense for each of the three years in the period ended December 31, 1996 was $877,000, $950,000 and $415,000, respectively.

NOTE 10--INCOME TAXES

  For financial reporting purposes, income from continuing operations before income taxes included the following (in thousands):

                                                           1996    1995    1994
                                                          ------- ------- ------
   United States......................................... $14,619 $12,144 $  815
   Foreign...............................................  16,124   8,836  4,342
                                                          ------- ------- ------
   Total................................................. $30,743 $20,980 $5,157
                                                          ======= ======= ======

  Provisions (benefits) for income taxes included the following (in thousands):

                                                       1996     1995     1994
                                                      ------  --------  -------
   Current:
     Continuing operations:
       Federal....................................... $1,703  $  1,781  $ 1,000
       State.........................................    556       600      148
       Foreign.......................................  6,538     3,053    1,103
                                                      ------  --------  -------
                                                       8,797     5,434    2,251
     Discontinued operations.........................    --        229      400
                                                      ------  --------  -------
   Total current..................................... $8,797  $  5,663  $ 2,651
                                                      ======  ========  =======
   Deferred:
     Continuing operations:
       Federal....................................... $3,045  $(13,038) $(1,447)
       State.........................................    --     (2,311)     --
       Foreign.......................................   (759)      513       21
                                                      ------  --------  -------
   Total deferred.................................... $2,286  $(14,836) $(1,426)
                                                      ======  ========  =======

                     GLEASON CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1996


  The differences between the provision (benefit) for income taxes attributable to continuing operations at the United States federal statutory income tax rate and the tax provision (benefit) were as follows (in thousands):

                                                      1996      1995     1994
                                                     -------  --------  ------
   U.S. federal statutory rate......................      34%       34%     34%
   Taxes at statutory rate.......................... $10,453  $  7,133  $1,753
   Provision (benefit) resulting from:
     Change in valuation allowance..................  (1,000)  (15,400)   (880)
     Effect of consolidating foreign subsidiaries...   1,297      (695)   (352)
     Foreign Sales Corporation......................    (396)     (304)    --
     Other..........................................     729      (136)    304
                                                     -------  --------  ------
   Tax provision (benefit).......................... $11,083  $ (9,402) $  825
                                                     =======  ========  ======

  Deferred tax assets and liabilities were comprised of the following (in thousands):

                                                                 1996    1995
                                                                ------- -------
   Deferred tax assets:
     Accrued retiree and other employee benefits............... $15,737 $15,497
     Foreign tax loss carryforwards............................   1,000   2,000
     Federal and state tax credits.............................   7,365  10,701
     Discontinued operations...................................     819   1,000
     Other.....................................................   5,287   4,441
                                                                ------- -------
   Total deferred tax assets...................................  30,208  33,639
   Less valuation allowance....................................   6,000   7,000
                                                                ------- -------
   Deferred tax asset..........................................  24,208  26,639
   Deferred tax liabilities:
     Depreciation..............................................   7,940   7,526
     Other.....................................................     757     912
                                                                ------- -------
   Total deferred tax liabilities..............................   8,697   8,438
                                                                ------- -------
   Net deferred tax asset...................................... $15,511 $18,201
                                                                ======= =======

  The 1995 provision for income taxes was lowered by significant deferred tax benefits resulting from a reduction in the valuation allowance recorded against deferred tax assets. The Company determined that it was more likely than not that there would be sufficient future domestic taxable income to recognize deferred temporary differences which had previously been offset by a valuation allowance. Accordingly, the Company reduced the valuation allowance and increased the net deferred tax asset to $18,201,000 at December 31, 1995. A valuation allowance of $7,000,000 was still required at December 31, 1995 for domestic tax credits which could expire before they are utilized and a German loss carryforward that could not be recognized due to a history of recent losses and certain limitations on its usage. The valuation allowance of $6,000,000 at December 31, 1996 is still required for these same issues. The decrease in the allowance during 1996 was a result of the utilization of certain German tax loss carryforwards in the current period. The net deferred tax asset was $15,511,000 at December 31, 1996. Management believes that sufficient income will be earned in the future to fully realize the net deferred tax asset.

                     GLEASON CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1996


  The net deferred tax asset of $15,511,000 at December 31, 1996 ($18,201,000 in 1995) is presented in the Consolidated Balance Sheets as follows:
$6,894,000 ($4,113,000 in 1995) in current assets; $10,013,000 ($14,755,000 in
1995) in non-current assets and $1,396,000 ($667,000 in 1995) in other liabilities.

  Foreign loss carryforwards totaling $2.2 million, which may be carried forward indefinitely, are available to reduce future taxable income. Domestic tax credits of $7.4 million are also available to reduce future federal and state income taxes and expire at various dates through 2004, with the exception of the federal alternative minimum tax credits which can be carried forward indefinitely.

  Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $13.1 million at December 31, 1996. Those earnings are considered to be indefinitely reinvested and accordingly no provisions for U.S. federal or state income taxes have been provided thereon. Upon distribution of these earnings, the Company would be subject to both U.S. income tax (potentially offset by foreign tax credits) and withholding taxes payable to the foreign country. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings.

NOTE 11--STOCK PLAN

  The Company's 1992 Stock Plan, which became effective May 5, 1992, is a successor to the Company's 1981 Stock Plan. No additional grants of options could be made under the 1981 Stock Plan after December 16, 1991.

  Under the Company's 1992 Stock Plan, 1,000,000 common shares have been reserved for granting of options, stock appreciation rights (SARs) and restricted stock to key employees. Options are granted at prices equal to 100% of the market value of the common stock at the date of grant and may be exercisable beginning six months and ending ten years from the date of grant. The Executive Compensation Committee of the Company's Board of Directors at its discretion may at the time of grant of an option provide further limitations on periods during which options may be exercised. SARs allow the optionee to surrender the option and receive a number of shares of common stock, cash, or cash and shares of common stock, as the Executive Compensation Committee determines, with an aggregate value equal to the amount by which the fair market value of the shares covered by the surrendered option exceeds the option price. Increases in the value of SARs resulting from changes in the market value of common stock will be charged to expense as they occur. Options automatically carry with them conditional SARs which are exercisable in the event of a tender offer meeting certain specified conditions. No SARs have been granted under the Plan.

  Under the Plan an option, which is exercisable beginning six months from the date of grant, to purchase 2,000 shares at the market value per share on the date of grant, is granted each year to each director of the Company who is not, and has not been an employee of the Company since the beginning of the preceding year.

  Grants of restricted stock entitle the grantee to vote and receive cash dividends on the shares, but not to transfer or otherwise dispose of such shares while they are subject to restrictions. The restriction period cannot be less than one year or more than ten years from the date of grant. As restrictions lapse, the difference between the market value on the date of grant and the grant price, if any, is charged to expense. Any dividends paid to the grantee during the restriction period are also charged to expense. Grants of 800 shares of restricted stock were made during 1995 and restrictions lapsed on 4,000 shares during 1995. At December 31, 1996 and 1995, 800 restricted shares were outstanding.

                     GLEASON CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1996


  The following is a summary of option transactions under both Plans:

                                                         SHARES    PRICE RANGE
                                                         -------  -------------
   Outstanding December 31, 1993........................ 520,406  $ 6.25-$ 9.69
     Granted............................................ 140,000  $ 5.66-$ 7.56
     Forfeited.......................................... (32,000) $ 6.56-$ 9.31
                                                         -------
   Outstanding December 31, 1994........................ 628,406  $ 5.66-$ 9.69
     Granted............................................  81,000  $10.59-$17.41
     Forfeited.......................................... (20,000)        $ 6.81
     Exercised.......................................... (54,908) $ 6.25-$ 7.94
                                                         -------
   Outstanding December 31, 1995........................ 634,498  $ 5.66-$17.41
     Granted............................................ 103,000  $14.85-$20.38
     Exercised.......................................... (53,822) $ 7.00-$ 9.38
                                                         -------
   Outstanding December 31, 1996........................ 683,676  $ 5.66-$20.38
                                                         =======
   Exercisable at December 31:
     1996............................................... 594,676  $ 5.66-$20.38
     1995............................................... 567,498  $ 5.66-$10.59
     1994............................................... 498,406  $ 5.66-$ 9.69
   Available for additional grants at December 31:
     1996............................................... 464,200
     1995............................................... 567,200
     1994............................................... 649,000
     1993............................................... 785,000

  The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation" requires use of option valuation models. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

  Pro forma information regarding net income and earnings per share is required by FASB Statement No. 123, which also requires that the information be determined as if the Company had accounted for its stock options granted subsequent to December 31,1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk free interest rates of 6.80% and 6.34% for 1996 and 6.12% and 5.65% for 1995; a dividend yield of 1.38%; volatility factors of the expected market price of the Company's Common Stock of .313 and .358 in 1996 and .345 and .335 in 1995; and a weighted average expected life of the options of 7 years. The weighted average exercise price and remaining contractual life of these options were $9.73 and 7 years, respectively as of December 31, 1996.

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                     GLEASON CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1996

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. The Company's pro forma information follows (in thousands, except per share amounts):

                                                                 1996    1995
                                                                ------- -------
     Pro forma net income...................................... $19,079 $30,765
     Pro forma earnings per share:
       Primary................................................. $  1.79 $  2.90
       Fully diluted........................................... $  1.79 $  2.88

NOTE 12--PREFERRED STOCK PURCHASE RIGHTS

  Pursuant to the Company's Shareholder Rights Plan, each outstanding share of the Company's common stock carries one Preferred Stock purchase right. Each right, when exercisable, entitles the holder to purchase from the Company for $22.50, one two-hundredth of a share of Series A Junior Participating Preferred Stock, par value $1 per share, of the Company. The Rights become exercisable, subject to certain exceptions, upon announcement that a person or group has acquired 15% or more of the Company's outstanding common stock, or 10 days, or such other period as the Board may determine, following commencement of, or announcement of an intention to commence, a tender or exchange offer consummation of which would result in a person or group owning 15% or more of the Company's outstanding common stock, whichever occurs first. If any person or group becomes the beneficial owner of 15% of the outstanding common stock, other than pursuant to a Permitted Offer, as defined in the Plan, holders, other than an Acquiring Person as defined in the Plan, will have the right to purchase from the Company common stock (or, in certain circumstances, cash, property or other securities of the Company or to a reduction in the purchase price) having a value equal to two times the exercise price of $22.50, or the Board may elect to issue without any payment common stock and/or equivalents of the Company with a value equal to the exercise price. If a person or group becomes beneficial owner of 15% or more of the Company's outstanding common stock and the Company is thereafter acquired by another entity, by merger, consolidation, or transfer of 50% or more of the Company's assets, in one or more transactions, holders of Rights, other than an Acquiring Person, will have the right to receive, upon exercise common shares of the acquiring company (including the Company if it is the surviving company) having a value two times the exercise price ($22.50) of the Right. The Rights will expire on June 15, 1999, unless exercised by the holder or redeemed by the Company prior to that date. The Company may, subject to certain conditions, redeem the Rights at a price of $.005 per Right.

NOTE 13--SUPPLEMENTAL CASH FLOW INFORMATION

  Cash payments (net refunds) for income taxes were $3,188,000, $4,378,000 and ($1,188,000) for 1996, 1995 and 1994, respectively. Interest payments were $963,000, $837,000 and $444,000 in 1996, 1995 and 1994, respectively.

  Non-cash investing activities in 1995 included notes receivable of $2,100,000 from the sale of the land and building of Alliance Metal Stamping and Fabricating. Refer to Note 3--Discontinued Operations.

NOTE 14--BUSINESS SEGMENT AND FOREIGN OPERATIONS

  The Company's operations are conducted within one business segment. The principal activity is the design, manufacture and sale of machinery and equipment for the production of gears.

                     GLEASON CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1996

  The Company's sales in North America and Europe are in general made directly by employees of the Company. Sales in other territories are handled by independent foreign machine dealers.

  The Company's major foreign operations are located in Western Europe. Information about the Company's operations in the United States and Western Europe for 1996, 1995 and 1994 are summarized as follows (in thousands):

                                                      1996     1995     1994
                                                    -------- -------- --------
   Net sales to unaffiliated customers
     United States................................. $162,305 $146,344 $113,304
     Western Europe................................   85,784   50,702   15,158
                                                    -------- -------- --------
                                                     248,089  197,046  128,462
   Interarea sales and transfers
     United States.................................      399      468      431
     Western Europe................................    8,777    7,774    6,844
                                                    -------- -------- --------
                                                       9,176    8,242    7,275
   Total sales
     United States.................................  162,704  146,812  113,735
     Western Europe................................   94,561   58,476   22,002
                                                    -------- -------- --------
                                                     257,265  205,288  135,737
   Less interarea sales............................    9,176    8,242    7,275
                                                    -------- -------- --------
                                                    $248,089 $197,046 $128,462
                                                    ======== ======== ========
   Operating income
     United States................................. $ 17,642 $ 14,296 $  3,250
     Western Europe................................   16,749    9,622    4,011
                                                    -------- -------- --------
                                                      34,391   23,918    7,261
   Less:
     Interest expense--net.........................      513      527       11
     Corporate and other non-allocable expenses....    3,135    2,411    2,093
                                                    -------- -------- --------
   Income from continuing operations before income
    taxes.......................................... $ 30,743 $ 20,980 $  5,157
                                                    ======== ======== ========
   Identifiable assets
     United States................................. $136,349 $137,683 $103,871
     Western Europe................................   47,115   49,578   13,416
                                                    -------- -------- --------
                                                     183,464  187,261  117,287
   Corporate assets................................    7,210    9,937    3,199
   Assets of discontinued operations...............      --       --     1,530
                                                    -------- -------- --------
   Total assets.................................... $190,674 $197,198 $122,016
                                                    ======== ======== ========

  Interarea sales and transfers are generally accounted for at prices to yield normal returns to the selling company in relation to the costs of production. Identifiable assets represent assets directly identified with each geographic region. Corporate assets consist primarily of cash and equivalents.

                     GLEASON CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1996


  United States continuing operations for 1996, 1995 and 1994 included export sales (exclusive of intercompany sales) to the following geographic areas (in thousands):

                                                          1996    1995    1994
                                                         ------- ------- -------
     Europe/Africa...................................... $33,892 $37,536 $27,938
     Asia/Pacific.......................................  49,105  29,197  19,114
     Americas...........................................  14,025  10,829   5,660
                                                         ------- ------- -------
                                                         $97,022 $77,562 $52,712
                                                         ======= ======= =======

  During 1996, one single customer accounted for 14% of consolidated sales.

NOTE 15--ENVIRONMENTAL MATTERS

  Environmental expenditures that relate to continuing operations are expensed or capitalized in accordance with generally accepted accounting principles. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated.

  The Company has made provisions for environmental matters at certain discontinued operations for which the Company retains responsibility. These provisions were recorded in discontinued operations in 1991 and are believed to be adequate based upon information known at this time.

  The Company is subject to federal, state and local laws and regulations concerning the environment, and is currently participating in administrative proceedings involving different sites under these laws, as a participant in a group of potentially responsible parties. These proceedings are at various stages, and it is impossible to estimate with any certainty the ultimate cost, timing and extent of remedial actions which may be required by governmental authorities, or the amount of the liability, if any, of the Company alone or in relation to that of the other responsible parties. Based on the facts presently known, the Company does not believe that the outcome of any of these proceedings will have a material adverse effect on its results of operations or financial position.

NOTE 16--CONCENTRATIONS OF RISK

  The Company's major customers are predominately in the automotive and truck industries. Other markets utilizing the Company's products include aerospace, manufacturers of power tools, marine, farm and construction equipment. The Company's markets are worldwide. Approximately 73% and 65% of total sales in 1996 and 1995, respectively, were to customers outside of the U.S. This geographical sales distribution offsets, to a degree, the cyclical fluctuations of regional economies. As such, the Company is not significantly at risk to the economic cycle of a single region.

NOTE 17--COMMITMENTS AND CONTINGENCIES

  The Company is involved in various claims and lawsuits incidental to its business. In the opinion of management, the ultimate liability, if any, resulting from such actions will not have a material impact on the Company's future results of operations or financial position.

  The Company was contingently liable under standby letters of credit issued in the normal course of business for $8.9 million at December 31, 1996.

                     GLEASON CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1996

NOTE 18--FAIR VALUES OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

  Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

  Long and short-term debt: The carrying amounts of the Company's short-term borrowings and variable rate long-term debt approximate their fair value.

  Foreign currency exchange contracts: The Company enters into foreign currency forward contracts to hedge transactions involving foreign currencies primarily for firm commitments to buy or sell goods. The aggregate contract value of agreements to sell foreign currencies in exchange for U.S. dollars was $2.7 million and $12.5 million at December 31, 1996 and 1995, respectively. The aggregate value of contracts for the sale of U.S. dollars in exchange for foreign currencies was $7.1 million and $1.3 million at December 31, 1996 and 1995, respectively. The aggregate value of contracts for the exchange of other foreign currencies was $1.4 million at December 31, 1996. The fair values of these contracts, representing the difference between the contract values and the estimated settlement values based on the quoted market prices of comparable contracts at December 31, 1996 and 1995, were not material.

NOTE 19--SUBSEQUENT EVENT

  On August 28, 1997, the Board of Directors declared a two-for-one (2-for-1) stock split on the Company's common stock, including shares held in its treasury, effected in the form of a 100% common stock distribution payable on September 26, 1997 to holders of record on September 12, 1997. The distribution on September 26, 1997 increased the number of shares issued from 5,797,070 to 11,594,140 which includes an increase in treasury stock from 820,614 to 1,641,228. Common stock and additional paid-in capital as of December 31, 1996, 1995 and 1994 have been restated to reflect this split. In addition, all share and per share data, including stock option and stock plan information have been stated to reflect the split.

NOTE 20--SUBSEQUENT EVENT (UNAUDITED)

  On July 31, 1997 the Company purchased all of the general and limited partnership interests of Hermann Pfauter GmbH & Co. ("Pfauter") from its 21 limited partners (its general partner was owned by the limited partnership) pursuant to an agreement between the Sellers and Purchasers dated July 23, 1997.

  Pfauter, headquartered in Ludwigsburg, Germany, is a leading designer and manufacturer of machinery for the manufacture of cylindrical gears, with subsidiary companies for the assembly of such machines in the U.S. and Italy. Tooling used in the production of cylindrical gears is produced by Pfauter-Maag Cutting Tools Limited Partnership ("PMCT"), located in Loves Park, Illinois, 76.12% of which (including 100% of its managing general partner) was owned by Pfauter, and was acquired in the purchase of Pfauter.

  The remaining 23.88% of partnership interests of PMCT was also purchased on July 31, 1997, simultaneously with the purchase of Pfauter, by a wholly owned subsidiary of the Company from PMCT management personnel, who held limited partnership interest, and a limited liability company owned by such personnel, which held the other general partnership interest.

  The purchase price pursuant to both agreements was paid in cash, with $25,074,575 being paid pursuant to the Pfauter agreement, and $9,700,000 being paid pursuant to the PMCT agreement.

                     GLEASON CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1996


  As a result of the purchases, the Company acquired all of the assets and liabilities of Pfauter, its machinery assembly subsidiary companies, and PMCT, including the assumption of approximately $57 million of bank debt.

  The purchases were financed through a new multi-currency credit agreement dated as of July 31, 1997 between the Company and its significant subsidiaries, including Pfauter, its machinery assembly subsidiary companies, and PMCT, and The Chase Manhattan Bank and nine other banks, providing for term loans, revolving credit and standby letters of credit totaling up to $170 million. Effective October 31, 1997, the Company reduced the total amount of the facility from $170 million to $160 million, with the term loan portion decreasing from $60 million to $50 million. All other terms and conditions remain the same.

  The Company accounted for the acquisition under the purchase accounting method.

                      GLEASON CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                     SEPTEMBER 30, DECEMBER 31,
                                                         1997          1996
                                                     ------------- ------------
                                                            (UNAUDITED)
                       ASSETS
Current assets
  Cash and equivalents..............................   $ 12,109      $  7,199
  Trade accounts receivable.........................     90,888        65,583
  Inventories.......................................     75,350        27,986
  Deferred tax assets...............................      6,894         6,894
  Other current assets..............................      6,690         4,038
                                                       --------      --------
    Total current assets............................    191,931       111,700
Property, plant and equipment, at cost..............    235,667       170,084
Less accumulated depreciation.......................    113,822       108,693
                                                       --------      --------
                                                        121,845        61,391
Deferred tax assets.................................     11,713        10,013
Goodwill............................................     17,804           --
Other assets........................................     10,274         7,570
                                                       --------      --------
Total assets........................................   $353,567      $190,674
                                                       ========      ========
        LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Short-term borrowings.............................   $  7,337      $    329
  Current portion of long-term debt.................      1,513             6
  Trade accounts payable............................     29,392        16,972
  Income taxes......................................     11,242        10,224
  Other current liabilities.........................     69,845        30,335
                                                       --------      --------
    Total current liabilities.......................    119,329        57,866
Long-term debt......................................     68,292         4,506
Pension plans and other retiree benefits............     59,998        38,220
Other liabilities...................................     10,614         5,218
                                                       --------      --------
    Total liabilities...............................    258,233       105,810
Stockholders' equity
  Common stock......................................     11,594        11,594
  Additional paid-in capital........................      5,438         5,731
  Retained earnings.................................    100,091        86,187
  Cumulative foreign currency translation
   adjustment.......................................     (4,555)       (2,149)
  Minimum pension liability adjustment..............       (461)         (461)
                                                       --------      --------
                                                        112,107       100,902
  Less treasury stock, at cost......................     16,773        16,038
                                                       --------      --------
    Total stockholders' equity......................     95,334        84,864
                                                       --------      --------
Total liabilities and stockholders' equity..........   $353,567      $190,674
                                                       ========      ========

                See Notes to Consolidated Financial Statements.

                      GLEASON CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                         THREE MONTHS ENDED
                                                            SEPTEMBER 30,
                                                       -----------------------
                                                          1997        1996
                                                       ----------- -----------
                                                             (UNAUDITED)
Net sales............................................. $    89,713 $    53,467
Costs and expenses
  Cost of products sold...............................      63,084      35,722
  Selling, general and administrative expenses........      16,159       9,970
  Research and development expenses...................       1,994       1,832
  Interest expense--net...............................         403         133
  Other (income) expense--net.........................         146        (234)
                                                       ----------- -----------
Income before income taxes............................       7,927       6,044
Provision for income taxes............................       2,932       2,279
                                                       ----------- -----------
Net income............................................ $     4,995 $     3,765
                                                       =========== ===========
Primary earnings per common share..................... $       .48 $       .35
                                                       =========== ===========
Fully diluted earnings per common share............... $       .48 $       .35
                                                       =========== ===========
Weighted average number of common shares outstanding:
  Primary.............................................  10,388,997  10,723,136
  Fully diluted.......................................  10,398,481  10,745,104
Cash dividends declared per common share.............. $     .0625 $     .0625
                                                       =========== ===========

                See Notes to Consolidated Financial Statements.

                      GLEASON CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                         NINE MONTHS ENDED
                                                           SEPTEMBER 30,
                                                       ------------------------
                                                          1997         1996
                                                       -----------  -----------
                                                             (UNAUDITED)
Net sales............................................  $   212,432  $   178,134
Costs and expenses
  Cost of products sold..............................      146,783      120,581
  Selling, general and administrative expenses.......       35,781       31,546
  Research and development expenses..................        5,628        5,618
  Interest expense--net..............................          282          660
  Other (income)--net................................         (679)        (851)
                                                       -----------  -----------
Income before income taxes...........................       24,637       20,580
Provision for income taxes...........................        8,871        7,477
                                                       -----------  -----------
Net income...........................................  $    15,766  $    13,103
                                                       ===========  ===========
Primary earnings per common share....................  $      1.53  $      1.22
                                                       ===========  ===========
Fully diluted earnings per common share..............  $      1.52  $      1.22
                                                       ===========  ===========
Weighted average number of common shares outstanding:
  Primary............................................   10,326,069   10,731,260
  Fully diluted......................................   10,394,860   10,746,766
Cash dividends declared per common share.............  $     .1875  $     .1875
                                                       ===========  ===========

                See Notes to Consolidated Financial Statements.

                      GLEASON CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                            NINE MONTHS ENDED
                                                              SEPTEMBER 30,
                                                            ------------------
                                                              1997      1996
                                                            --------  --------
                                                               (UNAUDITED)
Cash flows from operating activities:
  Net income............................................... $ 15,766  $ 13,103
  Adjustments to reconcile net income to net cash provided
   by operating activities:
    Depreciation and amortization..........................    9,527     8,296
    (Gain) on disposals of property, plant and equipment...     (432)       (2)
    Provision for deferred income taxes....................      312     1,150
    Changes in operating assets and liabilities:
      Decrease in accounts receivable......................    5,417    13,346
      (Increase) in inventories............................   (4,164)   (5,459)
      (Increase) decrease in other current assets..........     (247)      533
      Increase (decrease) in trade accounts payable........    1,400    (1,883)
      Increase in all other current operating liabilities..    5,746     2,323
      Other, net...........................................     (679)     (824)
                                                            --------  --------
Net cash provided by operating activities..................   32,646    30,583
Cash flows from investing activities:
  Capital expenditures.....................................   (8,196)   (5,123)
  Investment in subsidiary, net of cash acquired...........  (29,757)      --
  Proceeds from asset disposals............................    1,572        41
  Proceeds from collection of notes receivable.............       54        54
                                                            --------  --------
Net cash (used in) investing activities....................  (36,327)   (5,028)
Cash flows from financing activities:
  Net proceeds of short-term borrowings....................      695       489
  Net borrowings (repayments) under revolving and term loan
   credit agreements.......................................   62,513   (23,746)
  Proceeds from long-term debt.............................      217       106
  Repayment of long-term debt..............................  (51,503)     (130)
  Purchase of treasury stock...............................   (1,360)     (450)
  Net stock issues.........................................      332       --
  Dividends paid...........................................   (1,862)   (1,945)
                                                            --------  --------
Net cash provided by (used in) financing activities........    9,032   (25,676)
Effect of exchange rate changes on cash and equivalents....     (441)      (75)
                                                            --------  --------
Increase (decrease) in cash and equivalents................    4,910      (196)
Cash and equivalents, beginning............................    7,199     9,926
                                                            --------  --------
Cash and equivalents, ending............................... $ 12,109  $  9,730
                                                            ========  ========

                See Notes to Consolidated Financial Statements.

                     GLEASON CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              SEPTEMBER 30, 1997
                                  (UNAUDITED)

 1. In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly
    (a) the results of operations for the three and nine-month periods ended September 30, 1997 and 1996, (b) the financial position at September 30, 1997 and December 31, 1996, and (c) the cash flows for the nine-month periods ended September 30, 1997 and 1996, of Gleason Corporation and subsidiaries.

 2. The results of operations for the three and nine-month periods ended September 30, 1997 are not necessarily indicative of the results that may be achieved for the full year.

 3. All significant intercompany transactions have been eliminated in the consolidation.

 4. On July 31, 1997, the Company purchased all of the general and limited partnership interests of Hermann Pfauter GmbH & Co., a manufacturer of cylindrical gear production equipment, and Pfauter-Maag Cutting Tools L.P., a cutting tool manufacturer (collectively referred to as "Pfauter"). The acquisition of Pfauter positions the Company to be a world leader in gear production equipment and related technology by combining Pfauter's extensive line of cylindrical gear production machinery and cutting tools with the Company's leading position in bevel gear production equipment. In addition, the Pfauter acquisition expands the Company's customer base to include a broad range of non-automotive customers, from small-gear machine users such as power tool and precision instrument manufacturers to producers of large gears utilized in off-highway equipment and heavy industrial applications. Pfauter has major operations in Germany, Italy and the United States.

    The acquisition was completed for a total consideration of $91.8 million, including $34.8 million in cash and the assumption of $57.0 million in bank debt. The acquisition was financed through a new multi-currency credit agreement dated July 31, 1997 providing for term loans, revolving credit and standby letters of credit totaling up to $170 million.

    The Company accounted for the acquisition under the purchase method. The aggregate cost of the acquisition, including professional fees and other related costs totaling $2.5 million, was allocated to assets purchased and liabilities assumed based upon the fair values at the date of acquisition. The excess of the purchase price over the fair values of the net assets acquired was $17.6 million, which has been recorded as goodwill, and is being amortized on a straight-line basis over 30 years. The aggregate cost of the acquisition was allocated as follows (in thousands):

     Current assets, excluding cash................................... $ 77,966
     Property, plant and equipment....................................   63,595
     Other assets.....................................................    3,100
     Goodwill.........................................................   17,630
     Current liabilities, including short-term borrowings.............  (75,776)
     Long-term debt...................................................  (29,384)
     Pension and other retiree benefits...............................  (21,218)
     Other liabilities................................................   (5,034)
                                                                       --------
     Total acquisition cost, net of cash acquired..................... $ 30,879
                                                                       ========

    In the allocation of the acquisition costs, current liabilities and other liabilities include $7.0 million and $2.0 million, respectively, of costs associated with the restructuring of Pfauter's operations. These costs

                     GLEASON CORPORATION AND SUBSIDIARIES

                              SEPTEMBER 30, 1997
                                  (UNAUDITED)

    represent the Company's estimate of the expenses associated with the consolidation of certain sales and manufacturing operations and elimination of redundant activities. The Company expects these restructuring activities will take approximately two years to complete. Any adjustments to these estimated costs will adjust the goodwill recorded in the acquisition.

    Results of operations of Pfauter for the two month period following the acquisition date are included in the Consolidated Statements of Operations for the three and nine-month periods ending September 30, 1997. The following unaudited pro forma information has been prepared assuming that the Pfauter acquisition had taken place at the beginning of 1996 (in thousands, except per share amounts):

                                                                   PRO FORMA
                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30
                                                               -----------------
                                                                 1997     1996
                                                               -------- --------
                                                                  (UNAUDITED)
        Net sales............................................. $298,044 $295,594
        Net income............................................   15,113   11,180
          Per common share....................................     1.46     1.04

    The pro forma financial information is not necessarily indicative of the results that would have been obtained if the transaction had been effected on the assumed date or the results that may be achieved by the Company in the future. The pro forma net income for the periods shown does not include any adjustments for cost savings expected to be realized from the restructuring plans or synergies of the combined business.

5. The components of inventories were as follows (in thousands):

                                                                9/30/97 12/31/96
                                                                ------- --------
        Raw materials and purchased parts...................... $13,342 $ 5,269
        Work in process........................................  49,639  18,063
        Finished goods.........................................  12,369   4,654
                                                                ------- -------
                                                                $75,350 $27,986
                                                                ======= =======

6. Net cash payments for income taxes were $6,664,000 and $2,687,000 for the nine months ended September 30, 1997 and 1996, respectively. Interest payments were $444,000 and $994,000 for the nine months ended September 30, 1997 and 1996, respectively.

7. On August 28, 1997 the Company's Board of Directors declared a two-for-one (2-for-1) stock split on the Company's common stock, including shares held in treasury, effected in the form of a 100% common stock distribution payable on September 26, 1997 to holders of record on September 12, 1997. The distribution increased the number of shares issued from 5,797,070 to 11,594,140, which included an increase in treasury stock from 814,614 to 1,629,228. As a result of the stock split, $5,797,070 was transferred from additional paid-in capital to common stock, representing the par value of the additional shares issued. Common stock and additional paid-in capital as of December 31, 1996 have been restated to reflect the stock split. In addition, all share and per share data have been restated to reflect the stock split.

8. In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share, which is effective for both interim and annual financial statements for periods ending after

                     GLEASON CORPORATION AND SUBSIDIARIES

                              SEPTEMBER 30, 1997
                                  (UNAUDITED)

    December 15, 1997. At that time, the Company will be required to change the method currently being used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact of this accounting pronouncement would have resulted in an increase in primary earnings per share of $.02 and $.01 for the three-month periods ended September 30, 1997 and September 30, 1996, respectively, and an increase in primary earnings per share of $.06 and $.04 for the nine-month periods ended September 30, 1997 and September 30, 1996, respectively. Fully diluted earnings per share would have increased by $.01 per share for the nine months ended September 30, 1997. There would have been no impact on fully diluted earnings per share for the other periods presented.

 9. Certain reclassifications have been made to the prior period's financial statements to conform such financial statements to the presentation of the 1997 financial statements.

10. In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (FAS No. 131). This statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. FAS No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997. The adoption of FAS No. 131 will have no impact on the Company's consolidated results of operations, financial position or cash flows, but may impact the disclosure of segment information.

11. In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting on Comprehensive Income" (FAS No. 130). This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The purpose of reporting comprehensive income is to report a measure of all changes in equity of an enterprise that result from recognized transactions and other economic events of the period other than transactions with owners in their capacity as owners. FAS No. 130 is effective for financial statements for fiscal years beginning after December 15, 1997. The adoption of FAS No. 130 will have no impact on the Company's consolidated results of operations, financial position or cash flows, but may impact the financial statement presentation.

                              GLEASON CORPORATION

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                  (UNAUDITED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 PRO FORMA
                           GLEASON                              ADJUSTMENTS   PRO FORMA
                         CORPORATION    PFAUTER     COMBINED        (C)        RESULTS
                         -----------  -----------  -----------  -----------  -----------
Net sales............... $   248,089  $   178,217  $   426,306          --   $   426,306
Costs and expenses
  Cost of products
   sold.................     167,958      133,246      301,204  $       128      301,332
  Selling, general and
   administrative
   expenses.............      42,614       33,412       76,026          353       76,379
  Research and
   development
   expenses.............       7,243        4,011       11,254          --        11,254
  Interest expense......         513        4,055        4,568        1,545        6,113
  Other (income)........        (982)        (427)      (1,409)        (154)      (1,563)
                         -----------  -----------  -----------  -----------  -----------
Income (loss) before
 income taxes and
 minority interest......      30,743        3,920       34,663       (1,872)      32,791
Provision for income
 taxes..................      11,083          281       11,364          374       11,738
                         -----------  -----------  -----------  -----------  -----------
Income (loss) before
 minority interest......      19,660        3,639       23,299       (2,246)      21,053
Minority interest.......         --        (1,444)      (1,444)       1,444          --
                         -----------  -----------  -----------  -----------  -----------
Net income (loss)....... $    19,660  $     2,195  $    21,855  $      (802) $    21,053
                         ===========  ===========  ===========  ===========  ===========
Weighted average number
 of common shares
 outstanding............  10,681,644   10,681,644   10,681,644   10,681,644   10,681,644
Income (loss) before
 minority interest...... $      1.84  $      0.34  $      2.18  $     (0.21) $      1.97
Minority interest.......         --   $     (0.14) $     (0.14) $      0.14          --
Net income (loss)....... $      1.84  $      0.20  $      2.04  $     (0.07) $      1.97


                 See Notes to Pro Forma Financial Information.

                              GLEASON CORPORATION

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                        NINE MONTHS ENDED SEPTEMBER 30, 1997
                                  (UNAUDITED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 PRO FORMA
                           GLEASON                  PRO FORMA   ADJUSTMENTS
                         CORPORATION    PFAUTER     COMBINED        (C)        RESULTS
                         -----------  -----------  -----------  -----------  -----------
Net sales............... $   212,432  $    85,612  $   298,044  $       --   $   298,044
Costs and expenses
  Cost of products
   sold.................     146,783       65,101      211,884           78      211,962
  Selling, general and
   administrative
   expenses.............      35,781       17,199       52,980          254       53,234
  Research and
   development
   expenses.............       5,628        2,118        7,746          --         7,746
  Interest expense......         282        2,058        2,340          913        3,253
  Other (income)........        (679)        (744)      (1,423)        (132)      (1,555)
                         -----------  -----------  -----------  -----------  -----------
Income (loss) before
 income taxes and
 minority interest......      24,637         (120)      24,517       (1,113)      23,404
Provision for income
 taxes..................       8,871          368        9,239         (948)       8,291
                         -----------  -----------  -----------  -----------  -----------
Income (loss) before
 minority interest......      15,766         (488)      15,278         (165)      15,113
Minority interest.......         --        (1,032)      (1,032)       1,032          --
                         -----------  -----------  -----------  -----------  -----------
Net income (loss)....... $    15,766  $    (1,520) $    14,246  $       867  $    15,113
                         ===========  ===========  ===========  ===========  ===========
Weighted average number
 of common shares
 outstanding............  10,326,069   10,326,069   10,326,069   10,326,069   10,326,069
Income (loss) before
 minority interest...... $      1.53  $      (.05) $      1.48  $      (.02) $      1.46
Minority interest....... $       --   $      (.10) $      (.10) $       .10  $       --
Net income (loss)....... $      1.53  $      (.15) $      1.38  $       .08  $      1.46


                 See Notes to Pro Forma Financial Information.

                              GLEASON CORPORATION

                   NOTES TO PRO FORMA FINANCIAL INFORMATION
                                  (UNAUDITED)

(A) The pro forma consolidated statements of operations (unaudited) for the year ended December 31, 1996 and the nine months ended September 30, 1997 give pro forma effect to the acquisition by Gleason Corporation ("Gleason") of Hermann Pfauter GmbH & Co. ("Pfauter") and Pfauter-Maag Cutting Tools Limited Partnership ("PMCT"). The pro forma consolidated statements of operations for the year ended December 31, 1996 and the nine months ended September 30, 1997 present the results of operations of Gleason as if the acquisition had been consummated as of January 1, 1996.

    The pro forma financial information is based on the historical financial statements of Gleason and Pfauter, giving effect to the acquisition under the purchase method of accounting and the assumptions and adjustments set forth in these notes. The pro forma information and accompanying notes should be read in conjunction with the historical financial statements on which they are based. This pro forma financial information may not be indicative of either future results of operations or the results that actually would have occurred if the acquisition had been consummated on the dates indicated.

(B) Amounts for Pfauter have been translated from deutsche marks to U.S. dollars as follows:

    Statements of Operations--at the approximate average exchange rates in effect during the year ended December 31, 1996 ($1 = DM 1.51) and the nine months ended September 30, 1997 ($1 = DM 1.71)

(C) For purposes of determining the estimated pro forma effect of the acquisition of Pfauter on the Gleason Consolidated Statement of Operations, the following pro forma adjustments have been made:

                                        INCREASE (DECREASE) NET INCOME
                                        -------------------------------------
                                        YEAR ENDED         NINE MONTHS ENDED
                                         12/31/96               9/30/97
                                        ---------------    ------------------
                                            (DOLLARS IN THOUSANDS)
   Lower dealer commission expense due
    to termination of dealer
    contracts(1)......................    $           323        $          142
   Higher depreciation resulting from
    adjustments to fair value of
    property, plant and equipment(2)..               (151)                  (92)
   Higher amortization expense
    resulting from the recognition of
    goodwill associated with the
    acquisition(2)....................               (499)                 (250)
   Higher net interest expense
    associated with higher debt due to
    the acquisition financing,
    partially offset by a reduction of
    the interest expense due to lower
    rates under refinanced debt(3)....             (1,545)                 (913)
   Income tax (provision) benefit on
    Pfauter operations and pro forma
    adjustments(4)....................               (374)                  948
   Minority interest removal(5).......              1,444                 1,032
                                          ---------------        --------------
   Total adjustment to net income.....    $          (802)       $          867
                                          ===============        ==============

  --------

  (1) With the acquisition, certain of Pfauter's outside dealer representative relationships have been terminated. The reduction in commission expense represents the estimated savings for 1996 and nine months of 1997 due to the replacement of these outside dealers with existing Gleason direct sales representation.
  (2) The higher expenses for depreciation and amortization are the result of the increase in bases of both tangible assets (plant and equipment) and intangible assets (goodwill). The higher depreciation expense due to the increase in basis of plant and equipment was partially offset by a reduction to expense due to the change from accelerated to straight-line depreciation methods for the Pfauter operations. The higher amortization expense associated with goodwill recorded in the acquisition was partially offset by the removal of amortization of intangibles which were included in Pfauter operating results but which were removed from the opening balance sheet.

                              GLEASON CORPORATION

                                  (UNAUDITED)

  (3) The increase in interest expense consists of two components. Interest expense increased with the additional outstanding debt (and lower cash balances) due to the acquisition financing. This increase was partially offset with a reduction in Pfauter's interest expense due to the refinancing, at lower average borrowing rates, of Pfauter's debt under the Company's revolving and term credit facilities. Interest rate assumptions used in the calculation of this pro forma adjustment were based on current average borrowing rates. Management estimated interest expense on the additional debt using an average borrowing cost of 5.25%. The reduction of interest expense on Pfauter historical borrowings was based on an estimated 1.0% reduction in average borrowing rates due to the refinancing of the Pfauter debt.
  (4) The provision for income taxes represents the adjustment to record income taxes for the inclusion of Pfauter operations within the consolidated operations of Gleason Corporation and subsidiaries. Management has estimated the tax provision considering the Pfauter operational results and pro forma adjustments for the relevant taxing jurisdictions.
  (5) The minority interest reduction to net income was eliminated due to the fact that, as part of the acquisition, Gleason acquired 100 percent ownership interest in PMCT. As such, there is no minority interest in PMCT operating results under Gleason ownership.

  The pro forma adjustments to the Statement of Operations do not include any positive adjustments for increased sales or additional cost reductions associated with the synergies of the combined business. In addition, there are no positive adjustments included for benefits expected from the rationalization of the Pfauter operations. These effects are considered to be of a forecasted nature and as such, are not permissible as pro forma adjustments.

                          INSIDE BACK COVER - ARTWORK


                  [Photographs of various company products.]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH IN-FORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DE-LIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER AT ANY TIME IMPLIES THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 ------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   8
Use of Proceeds..........................................................  11
Capitalization...........................................................  11
Price Range of Common Stock..............................................  12
Management's Discussion and Analysis of Results of Operations and
 Financial Condition.....................................................  13
Business.................................................................  20
Management...............................................................  31
Principal and Selling Stockholders.......................................  33
Description of Capital Stock.............................................  34
Certain Anti-Takeover Provisions.........................................  35
Underwriting.............................................................  39
Legal Matters............................................................  40
Experts..................................................................  40
Available Information....................................................  40
Incorporation of Certain Documents by Reference..........................  41
Index to Financial Statements............................................ F-1

-------------------------------------------------------------------------------
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                               1,600,000 SHARES


                                    Gleason

                              GLEASON CORPORATION

                                 COMMON STOCK

                          (PAR VALUE $1.00 PER SHARE)

                               ----------------

                                  PROSPECTUS

                               ----------------

                                  FURMAN SELZ

                              MCDONALD & COMPANY
                               SECURITIES, INC.

                                   ABN AMRO
                              CHICAGO CORPORATION

                                       , 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table is an itemized listing of expenses to be incurred by the Company in connection with the issuance and distribution of the shares of Common Stock being registered hereby, other than underwriting discounts and commissions. All amounts shown are estimates, except the SEC Registration fee:

   SEC Registration Fees.............................................. $  4,152
   Printing and Engraving Expenses....................................   20,000
   Legal Fees and Expenses............................................   40,000
   Accounting Fees and Expenses.......................................   50,000
   Miscellaneous......................................................   15,848
                                                                       --------
     Total............................................................ $130,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law (the "DGCL") permits the Company to indemnify any director or officer of the Company against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, or incurred in defense of any action (other than an action by or in the right of the Company) arising by reason of the fact that he is or was an officer or director of the Company, if in any civil action or proceeding it is determined that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, it is determined that he had no reasonable cause to believe his conduct was unlawful. Section 145 also permits the Company to indemnify any such officer or director against expenses incurred in an action by or in the right of the Company if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except in respect of any matter as to which such person is adjudged to be liable to the Company, unless allowed by the court in which such action is brought. This statute requires indemnification of such officers and directors against expenses to the extent that they may be successful in defending any such action. The statute also permits the purchase of liability insurance by the Company on behalf of its officers and directors.

  Article VII of the Company's Bylaws provide for the mandatory indemnification of and advancement of litigation expenses to any person to the full extent permitted by the DGCL against expenses, judgments, fines and amounts paid in settlement reasonably incurred in connection with any action, suit or proceeding in which he is made, or threatened to be made, a party by reason of the fact he is or was a director or officer of the Company or, at its request, of another entity. These provisions are not exclusive of any other indemnification rights to which a person may otherwise be entitled. The Company is permitted by its Bylaws purchase liability insurance on behalf of its directors and officers and has done so.

  Reference is made to the underwriting Agreement to be incorporated by reference herein for provisions relating to the indemnification of the Underwriters named in such agreement and persons who control such Underwriters within the meaning of Section 15 of the Securities Act of 1933, and to the indemnification of the Company by any such Underwriters.

  See also the undertaking made with respect to indemnification matters involving the Company's directors, officers and controlling persons, found in
Item 17 below.

ITEM 16. EXHIBITS.

  The following exhibits are filed herewith:

 EXHIBIT
 NUMBER  DESCRIPTION OF EXHIBIT
 ------- ----------------------
  1      Form of Underwriting Agreement(1)
  3(a)   Restated Certificate of Incorporation of the Company(2)
  3(b)   Certificate of Amendment to Restated Certificate of Incorporation as
          filed with the Delaware Secretary of State on May 8, 1996 is incorporated herein by reference to Exhibit 3 to the registrant's
          Form 10-Q for the period ending March 31, 1996.
  3(c)   Bylaws of the Company, as amended(2)
  4(a)   Specimen of Common Stock Certificate(1)
  4(b)   Gleason Corporation Preferred Stock Purchase Rights Agreement, as
          amended(2)
  5      Opinion of Nixon, Hargrave, Devans & Doyle LLP(1)
 23(a)   Consent of Nixon, Hargrave, Devans & Doyle LLP(1)
 23(b)   Consent of Ernst & Young LLP
 23(c)   Consent of Schitag Ernst & Young Deutsche Allgemeine Treuhand AG
          Wirtschaftspruefungsgesellschaft (formerly Ernst & Young GmbH)
 23(d)   Consent of Dugan & Lopatka, CPAs, PC
 24      Powers of Attorney (contained in the signature page of the original filing)

--------
(1) To be filed by amendment or as an exhibit to a document to be incorporated by reference herein in connection with an offering of the Common Stock.
(2) Incorporated herein by reference to the registrant's Form 8-K dated October 2, 1997 and filed with the Commission on October 3, 1997.

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended ("Securities Act"), each filing of the Registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") (and, where applicable, each filing of an employee benefit plan's Annual Report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby further undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the

  Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, STATE OF NEW YORK, ON THIS NOVEMBER 11, 1997.

                                          GLEASON CORPORATION

                                                  /s/ John J. Perrotti
                                          By: _________________________________
                                            NAME: JOHN J. PERROTTI
                                            OFFICE: VICE PRESIDENT--FINANCE
                                             AND CHIEF FINANCIAL OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

              SIGNATURE                        TITLE                 DATE

                  *                    Chairman, President       November 11,
-------------------------------------   and Chief Executive          1997
          JAMES S. GLEASON              Officer and
                                        Director

        /s/ John J. Perrotti           Vice President--          November 11,
-------------------------------------   Finance and Chief            1997
          JOHN J. PERROTTI              Financial Officer
                                        (PRINCIPAL
                                        FINANCIAL OFFICER)

                  *                    Controller                November 11,
-------------------------------------   (PRINCIPAL                   1997
           JOHN W. PYSNACK              ACCOUNTING OFFICER)

                  *                    Director                  November 11,
-------------------------------------                                1997
         MARTIN L. ANDERSON

                  *                    Director                  November 11,
-------------------------------------                                1997
          JULIAN W. ATWATER

                  *                    Director                  November 11,
-------------------------------------                                1997
           ROBERT W. BJORK

              SIGNATURE                         TITLE                DATE

                  *                     Director                 November 11,
-------------------------------------                                1997
           DAVID J. BURNS

                  *                     Director                 November 11,
-------------------------------------                                1997
         J. DAVID CARTWRIGHT

                  *                     Director                 November 11,
-------------------------------------                                1997
         JOHN W. GUFFY, JR.

                  *                     Director                 November 11,
-------------------------------------                                1997
          DONALD D. LENNOX

                  *                     Director                 November 11,
-------------------------------------                                1997
         WILLIAM P. MONTAGUE

                  *                     Director                 November 11,
-------------------------------------                                1997
          ROBERT A. SHERMAN

                  *                     Director                 November 11,
-------------------------------------                                1997
          ROBERT L. SMIALEK

         /s/ John J. Perrotti
*By: ________________________________
          JOHN J. PERROTTI,
          ATTORNEY-IN-FACT